UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of March 2007

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the audited financial statements of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) as of and for the period ended on December 31, 2006, prepared in accordance with International Financial Reporting Standards, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on March 12, 2007.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ENGLISH TRANSLATION

Caracas, March 12, 2007

Comisión Nacional de Valores

Attention:	Dr. Fernando J. De Candia Ochoa
President

Dear Dr. De Candia Ochoa,

In accordance with the requirements of the “Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities” (“Normas Relativas a la Información Periódica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores”), attached please find the Financial Statements as of and for the period ended December 31, 2006, which includes its respective notes, that are presented comparative to the previous year ago period (2005) and 2004.

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ Gregorio Tomassi

Gregorio Tomassi

Head of Business Development and Investor Relations

Cantv

Compañía Anónima Nacional

Teléfonos de Venezuela

(CANTV) and Subsidiaries

Report of Independent Public Accountants and

Consolidated Financial Statements as of

December 31, 2006 and 2005 and for the years

ended December 31, 2006, 2005 and 2004

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Consolidated Balance Sheet

December 31, 2006 and 2005

(In millions of bolivars)	Note		2006	2005
Assets

Non-current assets
Property, plant and equipment, net	6		3,714,737	3,483,063
Cellular concession, net	4		144,407	150,088
Long-term accounts receivable from Venezuelan Government entities	11		55,856	64,377
Deferred income tax	18		1,167,692	830,231
Information systems (software), net	7		461,940	342,349
Other assets	8		159,502	71,433

Total non-current assets			5,704,134	4,941,541

Current assets
Other current assets	9		266,030	62,552
Inventories, spare parts and supplies, net	10		681,139	312,255
Accounts receivable from Venezuelan Government entities	11		186,865	188,095
Accounts receivable, net	12		932,052	687,039
Cash and temporary investments	13		1,151,987	1,098,629

Total current assets			3,218,073	2,348,570

Total assets			8,922,207	7,290,111

Stockholders' equity and liabilities

Stockholders' equity
Capital stock	14		2,151,299	2,151,299
Additional paid-in capital	14		31,905	33,049
Legal reserve	14		215,130	215,130
Translation adjustment and other	14		—	257
Workers' benefit shares	14		(83,044)	(81,983)
Retained earnings	14		969,493	1,347,638

Attributable to equity holders of the Company			3,284,783	3,665,390
Minority interest in subsidiary			4,871	3,679

Total stockholders' equity			3,289,654	3,669,069

Liabilities

Non-current liabilities
Long-term debt	15		29,303	63,338
Provision for litigation	20		170,254	134,513
Pension and other post-retirement benefit obligations, net	16		1,351,563	1,230,166

Total non-current liabilities			1,551,120	1,428,017

Current liabilities
Current portion of the long-term debt	15		28,942	40,992
Accounts payable			2,061,758	1,161,580
Accrued employee benefits			118,170	92,608
Current portion of pension and other post-retirement benefit obligations, net	16		242,275	348,532
Income tax payable			153,982	77,352
Dividends payable, including minimum dividend required by law	14	(a)	923,583	—
Deferred revenue			271,435	184,518
Other current liabilities	17		281,288	287,443

Total current liabilities			4,081,433	2,193,025

Total liabilities			5,632,553	3,621,042

Total stockholders’ equity and liabilities			8,922,207	7,290,111

The accompanying notes are part of the consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Consolidated Statement of Operations

Years ended December 31, 2006, 2005 and 2004

(In millions of bolivars, except information per share and per ADS)	Note	2006	2005	2004
Operating revenues
Local services		920,574	912,042	891,685
Domestic long distance		284,253	296,380	280,799

Local and domestic long distance		1,204,827	1,208,422	1,172,484

International long distance		132,818	113,380	106,159
Net settlements		(10,924)	2,055	(2,015)

International long distance		121,894	115,435	104,144
Fixed-to-mobile outgoing calls		922,810	751,561	612,784
Interconnection incoming		91,307	97,963	81,890
Data transmission		687,191	542,112	385,343
Other wireline-related services		213,735	200,662	170,893

Total wireline services		3,241,764	2,916,155	2,527,538
Wireless services		2,670,984	1,550,489	982,436
Wireless equipment sales		571,654	431,169	195,077

Total wireless services		3,242,638	1,981,658	1,177,513
Other		313,265	190,579	130,608

Total operating revenues		6,797,667	5,088,392	3,835,659

Operating expenses
Labor and benefits		1,147,256	898,016	747,451
Operations, maintenance, repairs and administrative		1,536,891	1,217,369	1,032,199
Cost of sales of wireless equipments		1,172,817	743,556	259,181
Additional pension obligation due to Supreme Court ruling	16	23,043	694,916	44,426
Provision for uncollectibles		65,438	35,068	83,050
Interconnection costs		656,431	534,494	385,256
Depreciation and amortization	4, 6 and 7	858,476	827,692	857,680
Concession and other taxes	4	429,192	295,161	233,019
Gain on sale of investments in equity	8	—	(71,260)	(14,954)
Other expense (income), net		8,738	(461)	(2,805)

Total operating expenses		5,898,282	5,174,551	3,624,503

Operating income (loss)		899,385	(86,159)	211,156

Interest income and exchange (loss) gain, net
Interest income		92,987	85,572	62,626
Interest expense		(12,351)	(27,393)	(18,583)
Exchange (loss) gain, net		(530)	32,843	3,910

Total interest income and exchange (loss) gain, net		80,106	91,022	47,953

Income before income tax		979,491	4,863	259,109

Income tax (provision) benefit
Current	18	(186,576)	(147,881)	(91,193)
Deferred	18	337,460	357,426	257,728

Total income tax benefit		150,884	209,545	166,535

Net income		1,130,375	214,408	425,644

Net income attributable to
Equity holders of the Company		1,127,420	213,929	423,463
Minority interest in subsidiary		2,955	479	2,181

Net income		1,130,375	214,408	425,644

Basic and diluted earnings per share		1,457	276	549

Basic and diluted earnings per ADS (based on 7 shares per ADS)		10,197	1,934	3,840

Weighted average shares outstanding (in millions)		776	776	776

The accompanying notes are part of the consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

Years ended December 31, 2006, 2005 and 2004

			Attributable to equity holders of the Company
(In millions of bolivars)	Note		Capital stock	Treasury stock	Additional paid-in capital	Legal reserve	Translation and other adjustments	Workers' benefits shares	Retained earnings	Minority interest in subsidiary	Total stockholders' Equity
Balance as of December 31, 2003			2,528,017	(376,718)	33,941	272,941	75,678	(81,914)	1,562,389	3,181	4,017,515

Net income			—	—	—	—	—	—	423,463	2,181	425,644
Dividends declared and approved	14		—	—	—	—	—	—	(519,547)	(525)	(520,072)
Workers' benefit shares			—	—	(217)	—	—	1,511	—	—	1,294
Cancellation of treasury stock			(376,718)	376,718	—	—	—	—	—	—	—
Release of excess of legal reserve			—	—	—	(57,811)	—	—	57,811	—	—
Valuation of available for sale investments, net of realization	3	(y)	—	—	—	—	36,089	—	—	—	36,089

Balance as of December 31, 2004			2,151,299	—	33,724	215,130	111,767	(80,403)	1,524,116	4,837	3,960,470

Net income			—	—	—	—	—	—	213,929	479	214,408
Dividends declared and approved	14		—	—	—	—	—	—	(390,407)	(1,637)	(392,044)
Workers' benefit shares			—	—	(675)	—	—	(1,580)	—	—	(2,255)
Valuation of available for sale investments, net of realization	3	(y)	—	—	—	—	(111,510)	—	—	—	(111,510)

Balance as of December 31, 2005			2,151,299	—	33,049	215,130	257	(81,983)	1,347,638	3,679	3,669,069

Net income			—	—	—	—	—	—	1,127,420	2,955	1,130,375
Dividends declared and approved	14		—	—	—	—	—	—	(779,786)	(1,763)	(781,549)
Minimum dividend to be declared	14		—	—	—	—	—	—	(725,779)	—	(725,779)
Workers' benefit shares			—	—	(1,144)	—	—	(1,061)	—	—	(2,205)
Valuation of available for sale investments, net of realization	3	(y)	—	—	—	—	(257)	—	—	—	(257)

Balance as of December 31, 2006			2,151,299	—	31,905	215,130	—	(83,044)	969,493	4,871	3,289,654

The accompanying notes are part of the consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Consolidated Statement of Cash Flows

Years ended December 31, 2006, 2005 and 2004

(In millions of bolivars)	Note	2006	2005	2004
Cash flows provided by operating activities
Net income		1,130,375	214,408	425,644
Adjustments to reconcile net income to net cash provided by operating activities -
Exchange loss (gain), net		530	(32,843)	(3,910)
Minority interest in subsidiary		(2,955)	(479)	(2,181)
Depreciation and amortization		858,476	827,692	857,680
Current income tax provision		186,576	147,881	91,193
Deferred income tax (benefit)		(337,460)	(357,426)	(257,728)
Provision for pension and other post-retirement benefits		348,998	279,839	251,675
Provision for inventories obsolescence		110,073	912	46,491
Provision for litigation		43,584	68,878	60,320
Additional pension obligation due to Supreme Court ruling		23,043	694,916	44,426
Provision for uncollectibles		65,438	35,068	83,050
Gain on sale of investments in equity		—	(71,260)	(14,954)

Changes in current assets and liabilities -
Accounts receivable		(310,717)	(250,266)	(106,361)
Accounts receivable from Venezuelan Government entities		1,230	(6,088)	(75,764)
Inventories, spare parts and supplies		(478,957)	(59,111)	(227,178)
Other current assets		(203,478)	769	(12,586)
Accounts payable		896,035	394,857	333,119
Accrued employee benefits		25,562	14,195	1,977
Current portion of pension and other post-retirement benefit obligations, net of contributions		(129,300)	252,549	87,871
Income tax payable		(109,946)	(126,832)	(52,817)
Deferred revenues		86,917	40,716	20,481
Other current liabilities		(3,201)	(12,356)	22,501

Changes in non current assets and liabilities -
Long-term accounts receivable from Venezuelan Government entities		8,521	(46,111)	6,076
Other assets		(88,326)	52,867	37,438
Provision for litigation		(7,843)	(12,082)	(47,268)
Pension and other post-retirement benefit obligations		(227,601)	(400,542)	(169,591)

Net cash provided by operating activities		1,885,574	1,650,151	1,399,604

Cash flows used in investing activities
Acquisition of information systems (software)	7	(195,681)	(177,573)	(38,619)
Acquisition of property, plant and equipment	6	(1,042,573)	(867,339)	(504,239)
Disposal of information systems (software) and other	7	5,074	35,840	(10,980)
Disposal of property, plant and equipment and other	6	32,827	50,682	35,578

Net cash used in investing activities		(1,200,353)	(958,390)	(518,260)

Cash flows used in financing activities
Proceeds from borrowings		6,237	69,095	44,505
Payments of debt		(52,150)	(243,007)	(204,902)
Dividends paid		(583,745)	(415,133)	(563,064)
Purchase of shares for workers' benefit fund, net		(2,205)	(2,255)	1,294

Net cash used in financing activities		(631,863)	(591,300)	(722,167)

Increase in cash and temporary investments before effect of exchange rate changes on cash and temporary investments		53,358	100,461	159,177

Effect of exchange rate changes on cash and temporary investments		—	30,625	27,496

Increase in cash and temporary investments		53,358	131,086	186,673

Cash and temporary investments
Beginning of the year		1,098,629	967,543	780,870

End of the year	13	1,151,987	1,098,629	967,543

Supplementary information
Unpaid dividends		923,583	—	23,568

Cash paid during the period for -
Interest		5,472	14,447	22,741

Taxes		474,718	419,665	391,203

The accompanying notes are part of the consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

1.	Explanation Added for Translation into English

The consolidated financial statements were originally issued in Spanish for statutory purposes in Venezuela and have been translated into English only for the convenience of foreign readers.

2.	Company Background

Compañía Anónima Nacional Teléfonos de Venezuela (referred to below as CANTV) is the primary provider of telecommunications services in Venezuela, and the owner of a nationwide basic telecommunications network through which it provides local, domestic and international wireline telephone service as well as private networks, data, public telephony, rural and telex services. In addition, CANTV and its consolidated subsidiaries (referred to below as the Company) provide other telecommunications services including national wireless communications, Internet access and publication of telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (Movilnet), CANTV.Net, C.A. (CANTV.Net) and C.A. Venezolana de Guías (Caveguías) (Note 3 (d) - Summary of significant accounting principles and policies - Consolidation).

CANTV is a “compañía anónima” incorporated in Venezuela on June 20, 1930. The Company’s registered office is located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela 1010.

In 1991, VenWorld Telecom, C.A. (VenWorld), a company organized under the laws of Venezuela by a private consortium of companies, acquired operating control and initially 40% of the equity share capital of CANTV from the Government. On January 8, 2007, the President of the Bolivarian Republic of Venezuela announced the nationalization of CANTV (Note 24 (a) - Subsequent events – Nationalization plan).

The Company’s shares are listed on the Caracas Stock Exchange and the New York Stock Exchange.

The Company’s consolidated financial statements were approved for issue by the Board of Directors on February 15, 2007.

3.	Summary of Significant Accounting Principles and Policies

The Company’s most significant accounting principles and policies for the preparation of the consolidated financial statements are described as follows. These practices and policies have been consistently applied for all periods presented, unless otherwise indicated.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

a) Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which comprise: (i) IFRS, (ii) International Accounting Standards (IAS) and (iii) International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC), and under the historical cost convention, except for adjustment for inflation (Note 3 (c) - Summary of significant accounting principles and policies - Adjustment for inflation).

Pursuant to Resolution No. 157-2004 published in the Official Gazette of Venezuela No. 38,085 dated December 13, 2004, the Comisión Nacional de Valores (CNV) (the Venezuelan National Securities Commission) resolved that companies making public securities offers under the Venezuelan Capital Markets Law must prepare and present their financial statements adjusted to IFRS beginning January 1, 2006 with IFRS becoming effective on January 1, 2005. Early adoption is permitted. On December 8, 2005, CNV issued Resolution No. 177-2005 resolving to postpone the requirement to prepare financial statements under IFRS until the Venezuelan Federation of Public Accountants adopts IFRS as accounting principles generally accepted in Venezuela. However, early adoption of IFRS is permitted upon the compliance of certain requirements.

The Company’s consolidated financial statements as of and for the year ended December 31, 2005 are covered by IFRS 1, “First-time adoption of IFRS”, because they are part of the first financial statements prepared by the Company in accordance with IFRS. IFRS 1 is applied when the entity adopts IFRS for the first time and, in general, requires the entity to comply with each IFRS effective on the date of the preparation of the first financial statements prepared under IFRS. In addition, IFRS 1 includes certain exemptions for some requirements from other IFRS.

The Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in Venezuela (Venezuelan GAAP) until December 31, 2004. The consolidated financial statements for the year ended 2004, previously presented in accordance with Venezuelan GAAP, were restated only for comparative purposes.

New accounting standards and IFRIC interpretations

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2006, or later periods:

Amendments to published standards effective in 2006

-

IAS 19 (Amendment), “Employee benefits” (effective from January 1, 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Company does not intend to change the

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in the accounts.

Standards, amendments and interpretations effective in 2006 but not relevant to the Company’s operations

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2006 but are not relevant to the Company’s operations:

-	IAS 21 (Amendment), Net investment in a foreign operation;

-	IAS 39 (Amendment), Cash flow hedge accounting of forecast intragroup transactions;

-	IAS 39 (Amendment), The fair value option;

-	IAS 39 and IFRS 4 (Amendment), Financial guarantee contracts;

-	IFRS 1 (Amendment), First-time adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and evaluation of mineral resources;

-	IFRIC 4, Determining whether an arrangement contains a lease;

-	IFRIC 5, Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds; and

-	IFRIC 6, Liabilities arising from participating in a specific market – Waste electrical and electronic equipment.

Standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Company

The following standards and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after May 1, 2006 or later periods but that the Company has not early adopted:

-

IFRS 7, “Financial instruments: disclosures, and a complementary amendment to IAS 1, presentation of financial statements - capital disclosures” (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risks, liquidity risks and market risks, including sensitivity analysis to market risk. IFRS 7 replaces IAS 30. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Company’s management is currently assessing the impact of IFRS 7 on the Company’s operations. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

-

IFRS 8, “Operating segments” (effective from January 1, 2009). IFRS 8 sets out requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. This IFRS replaces IAS 14 “Segment reporting”. The Company will apply IFRS 8 form January 1, 2009.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

-

IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning on or after May 1, 2006). IFRIC 8 requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued, to establish whether or not they fall within the scope of IFRS 2. The Company will apply IFRIC 8 from January 1, 2007, but it is not expected to have any impact on the Company’s accounts.

-

IFRIC 10, “Interim financial reporting and impairment” (effective from November 1, 2006). IFRIC 10 establishes that an entity should not reverse an impairment loss recognized in a previous interim period with respect to goodwill or an investment in either an equity instrument or a financial asset carried at cost. The Company has not recognized an impairment loss recognized with respect to goodwill or an investment in either an equity instrument or a financial asset carried at cost, therefore, this interpretation does not have any impact in the Company’s financial statements.

-

IFRIC 12, “Service concession arrangements” (effective from January 1, 2008). IFRIC 12 gives guidance on the accounting by operators for public-to-private service concession arrangements and is applicable if: (a) the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and (b) the grantor controls—through ownership, beneficial entitlement or otherwise—any significant residual interest in the infrastructure at the end of the term of the arrangement. The Company’s management is currently assessing the impact of IFRIC 12 on the Company’s operations.

Interpretations to existing standards that are not yet relevant for the Company’s operations

The following interpretations to existing standards have been published which are mandatory for the Company’s accounting periods beginning on or after May 1, 2006 or later periods, but are not relevant for the Company’s operations:

-	IFRIC 7, Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies;

-	IFRIC 9, Reassessment of embedded derivatives; and

-	IFRIC 11, Group and treasury share transactions.

b) Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of income and expense recognized during the reporting period. Future changes in the Company’s business plan and/or in management assumptions may significantly affect estimates as of December 31, 2006 (Note 24 (a) - Subsequent events - Nationalization plan).

Significant judgments and main assumptions made in the application of accounting principles are indicated in sections “c”, “f”, “h”, “k”, “m”, “n”, “p”, “r” and “t” of this note.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

c) Adjustment for inflation

Items included in the financial statements of each one of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). IAS 29, “Financial reporting in hyperinflationary economies”, is applied to the financial statements of the entities whose functional currency is the currency of a hyperinflationary economy. The functional and presentation currency of the Company is the Venezuelan bolivar (Bs).

According to this standard, an economy is considered as hyperinflationary if the following conditions exist:

a.	The general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency.

b.	The general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency.

c.	Sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period.

d.	Interest rates, wages and prices are linked to a price index.

e.	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

For IAS 29 purposes, Venezuela was considered as a hyperinflationary economy until December 31, 2003, for which, non-monetary assets and liabilities (fixed assets, inventories, intangibles and deferred revenue) and equity accounts include the effects of the inflation until that date. Beginning January 1, 2004, Venezuela is not considered as a hyperinflationary economy and all new transactions are recorded and kept at their original nominal values; non-monetary assets and liabilities originated before January 1, 2004 are kept at their acquisition or original value at constant bolivars as of December 31, 2003.

Three-year cumulative inflation for the years ended December 31, 2006, 2005 and 2004 was 59.4%, 73.2% and 98.7%, respectively. For years ended December 31, 2006, 2005 and 2004, inflation was 17.0%, 14.4% and 19.2%, respectively.

d) Consolidation

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding position of more than 50% of the voting rights.

The consolidated financial statements include CANTV and all its majority owned subsidiaries. CANTV’s principal subsidiaries are: Movilnet, CANTV.Net and Caveguías. The Company also consolidates the workers’ benefit fund (Note 14 (d) - Stockholders’ equity - Workers’ benefit fund). All subsidiaries are wholly owned, except for Caveguías which is 80% owned.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

All significant intercompany balances and transactions among the companies are eliminated in consolidation. The accounting practices and policies used by the Company’s subsidiaries have been adapted to be consistent to the ones used by CANTV.

e) Segment reporting

A business segment is a separate group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments (Note 21 - Segment reporting). Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets are located in Venezuela.

f) Property, plant and equipment and depreciation

Property, plant and equipment is recorded at acquisition or construction cost. Property, plant and equipment includes the costs of materials used, as well as direct labor costs and other allocable costs incurred in connection with construction work in progress. The Company capitalizes the estimated cost for asset retirement which is depreciated in their remaining useful lives. Maintenance and repair costs are expensed when incurred, while major improvements (including technological upgrades) and renewals that extend the assets’ useful lives or asset capability are capitalized. Upon disposal of fixed assets, the cost and accumulated depreciation are removed from fixed asset accounts, and any gain or loss is recognized in the Company’s consolidated statement of operations.

Land is not depreciated. Depreciation is calculated using the straight-line method over the estimated useful lives of fixed assets.

Due to rapid changes in technology and new competitors, selecting the estimated economic life of telecommunications plant and equipment requires a significant level of judgment. The Company annually reviews data on expected utilization of new equipment, asset retirement activity and net salvage values to determine adjustments to depreciation rates.

In 2004, based on technical studies, the Company revised and prospectively changed the depreciation periods of certain equipment from the cellular network related to second generation mobile services changing the useful lives from seven to five years, and certain radio base components changing the useful lives from seven to three years. These changes in useful lives estimates resulted in an additional expense recorded in 2004 of Bs. 10,156. The Company’s management considers that as of December 31, 2006, 2005 and 2004, in accordance with applicable accounting principles, there is no impairment in the carrying value of this group of assets.

During the first quarter of 2006, the Company performed an analysis of useful lives. The most significant changes were made for new additions, mainly in the plant category, resulting in a shorter useful life for commutation, transmission and data. The remaining useful lives of assets already installed remained unchanged. The Company’s management considers that as of December 31, 2006 and 2005, in accordance with applicable accounting principles, there is no impairment in the carrying value of this group of assets.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other expense (income), net in the statement of operations.

The estimated useful lives as of December 31, 2006 are as follows:

Useful lives (Years)
Plant
Wireline telecommunications
Transmission equipment	5 to 12
Access network	10 to 32
Commutation equipment	4 to 13
Other	3 to 20
Wireless telecommunications
Data transmission	5 to 6
Commutation equipment	3 to 6
Radio bases	7
Other	3 to 7
Other telecommunications services	2 to 13
Buildings and facilities	3 to 30
Furniture and equipment	6
Vehicles	4 to 5

g) Computer software and amortization

This account includes computer systems (software) acquired, developed or modified solely to meet the internal needs of the Company and is not for sale. The cost of certain projects and computer systems (software) for internal use and upgrades that extend the assets’ useful lives or improve their capabilities is capitalized as assets and classified as information systems. Software maintenance and modification expenses that do not increase its functionality are expensed when incurred.

Software acquired is capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Costs related to the evaluation phase of an internally developed software project are recognized as an expense, and the identifiable costs of developing software applications are capitalized if the Company is able to control the future benefits. Post-implementation and operation expenses are recognized as an expense.

Amortization is calculated using the straight-line method over the estimated useful lives which are between three and seven years.

The Company, through its business units, performs multiple market studies to identify products and services to remain competitive. Additionally, the Company upgrades its systems to adapt the network to the technological requirements of new products and services. Identifiable system upgrade costs are capitalized to the corresponding hardware within property, plant and equipment or information systems when this upgrade meets the criteria of

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

a major improvement and renewal that extends the asset’s useful life or improve asset capacity and the Company is able to control the future benefits, or otherwise expensed. For accounting purposes these activities are not considered to be research and development expenses. The Company conducts no other research and development activities.

The Company does not hold intangible assets with indefinite useful lives.

h) Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The recoverable amount is the higher of an assets’ fair value less cost to sell and its value in use. The value in use is the present value of the projection of discounted cash flows estimated to be generated by these assets or upon disposal. In the event that such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated recoverable values. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

The Company’s management, based on its current business plan (Note 24 (a) - Subsequent events – Nationalization plan), considers that as of December 31, 2006 and 2005, there are no events or circumstances that indicate that the carrying amount of long-lived assets may not be recoverable and, in accordance with applicable accounting principles, there is no impairment in the carrying value of these assets. In addition, management considers that the estimates of future cash flows are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets. These unforeseen changes include significant technological changes, timely tariff approvals and macroeconomic changes, among others.

i) Investments

Investments in equity and obligations are classified as financial assets for “trading” and “available for sale”. An investment is classified as “trading” if acquired principally for the purpose of selling in the short term and measured at fair value. Gains or losses arising from changes in fair value are presented in the statement of operations within other expense (income), net.

“Available for sale” investments are measured at their estimated realizable or fair value. The change in their fair values is presented in the statements of changes in stockholders’ equity, under translation and other adjustments, until their sale.

If the market for a financial asset is not active (and for unlisted securities), the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

As of December 31, 2005, bonds received from the Government of the Bolivarian Republic of Venezuela (the Government) are classified as available for sale and are presented as other assets.

j) Inventories, spare parts and supplies, net

Inventories, spare parts and supplies are recorded at acquisition cost, net of reserves, which does not exceed their net realizable value. Certain inventories, spare parts and supplies are expensed when purchased due to their low value. Cost is determined using the average method.

Net realizable value is the estimated selling price in the ordinary course of business, less the applicable variable selling expenses.

The provision for inventory obsolescence is determined based on an analysis performed on the specific turnover of materials and supplies, and the provision for net realizable value is recorded monthly based on the lower of the specific net market price of wireline and wireless terminal equipment for sale and the book value. These provisions are presented as operating expenses.

Current conditions in the local and global economies have a certain level of uncertainty. As a result, it is difficult to estimate the level of growth or contraction for the economy as a whole, and it is even more difficult to estimate growth or contraction in various parts of the economy. Because all components of Company’s budgeting and forecasting are dependent upon estimates of growth or contraction in the markets it serves and demand for its products or services, the prevailing economic uncertainties render estimates of future demand for product or services more difficult. Such economic changes may affect the sales of the Company’s products and its corresponding inventory levels, which would potentially impact the valuation of its inventory.

k) Accounts receivable and provision for uncollectible accounts

Accounts receivable are recognized initially at fair value less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Accounts receivables from Venezuelan Government entities that are expected to be collected after one year are adjusted at their present value at origination date. When an account receivable is uncollectible, it is written off against the provision for uncollectible accounts. Subsequent recoveries of amounts previously written off are credited against other income (expense), net in the statement of operations.

The Company maintains a provision for uncollectible accounts at a level deemed adequate to provide for potentially uncollectible receivables. The balance of this allowance for uncollectible accounts is continuously assessed and adjusted by management based on historic experience and other current factors that affect the collectibility of accounts receivable. Based on the analyses, as of December 31, 2006, the Company recorded a provision equal to 1.7% of wireline services accounts receivable, 1.7% for wireless services

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

accounts receivable, and 1.8% for Internet and other voice services. Additionally, a review of the age and status of receivables is performed, designed to identify risks on individual accounts and groups of accounts, in order to provide these accounts with a specific allowance on a continuous basis.

During 2006, based on historic experience and current trends, the Company changed its estimate for wireless telephony and Internet provision for uncollectibles, which was accounted for prospectively. The provision was previously estimated based on a percentage of gross revenues and aging analysis of accounts receivable but now the estimation is based on a percentage and aging analysis of accounts receivables, which is considered to be more appropriate under current circumstances. This change in estimate resulted in a reversal of Bs. 12,000 in the provision of 2006.

During 2005, based on historic experience and current trends, the Company changed its estimate for fixed telephony provision for uncollectibles, which was accounted for prospectively. The provision was previously estimated based on a percentage of gross revenues and aging analysis of accounts receivable but now the estimation is based on a percentage and aging analysis of accounts receivables, which is considered to be more appropriate under current circumstances. This change in estimate resulted in a reversal of Bs. 20,000 in the provision of 2005.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within 90 days.

Changes in external factors, such as economic environment, may impact the estimations. The Company believes that its provision for uncollectibles as of December 31, 2006 and 2005 is adequate and proper. However, if the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

l) Cash and temporary investments

Cash and temporary investments include short-term and highly liquid investments, having maturities of three months or less, and are considered cash equivalents. These investments are recorded at their fair value. Foreign exchange gains on cash and temporary investments are reflected as a separate caption in the consolidated statement of cash flows.

m) Provision for litigation

The Company’s management records a provision for those contingencies and/or litigation, which are probable and can be measured with sufficient reliability, based on the opinion of legal counsel (Note 20 - Commitments and contingencies). The Company’s management believes that its recorded provision for litigation as of December 31, 2006 and 2005 is adequate and proper to cover the identified risks. However, accruals are based on developments to date and the final outcome of litigation may be different than expected.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

n) Revenue recognition

Revenue for telecommunications services, including wireless services, Internet access and data transmission, are recognized in the period in which services are rendered, based on minutes of use and basic monthly recurring charges, all net of promotional discounts. Revenue from settlement of traffic with international telecommunications carriers is recognized on a net basis and based on estimates of traffic volume and rates as earned or caused.

Revenue related to phone handset sales is recognized when the equipment is delivered and accepted by the customer or distributor, and generally equipments are sold below their cost and no gain is obtained from the sale.

Submarine cable usage is recognized as revenue once the service is rendered on a monthly basis.

Unlimited plans for Internet access are recognized as revenue on a monthly basis when the service is rendered.

Amounts related to unused prepaid cards are recognized as revenue based on monthly usage. Prepaid cards expire in one year after being activated by the customer; unused balances of prepaid cards are recognized as revenues at expiration date.

Monthly charges for telecommunications services are recognized as revenues on a monthly basis once the service is rendered.

Advertising in telephone directories is recognized as revenues when the obligations to the customers are fulfilled, which is at the time of the distribution of directories.

The Company records revenues from other telecommunications services which include interconnection facilities, data transmission services, late payment charges, reconnection fees and miscellaneous charges.

Interconnection facilities are recognized as revenue on a monthly basis when the service is rendered.

Data transmission services include a monthly recurring fee which is initially recorded as deferred revenue for services billed in advance, and revenue is recognized based on traffic when the service is rendered.

Late payment charges are recognized as financial income when generated, which is after 30 days of non-payment by the subscriber.

Reconnection fees are recognized as revenue when generated, which is the moment the subscriber’s line is reconnected after paying overdue amounts.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Miscellaneous charges include subscriber line relocation, private number, other equipment sales and vertical services, and are recognized as revenue once the service is rendered or the equipment is sold and delivered.

Revenue from wireless line activation fees charged to new customers is deferred and recognized monthly over the estimated average time that the customer will maintain and use wireless lines. The amortization of the deferred amount is calculated using the straight line method.

The Company records as deferred revenue billed services not rendered, such as submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards, monthly advanced charges for telecommunications services and telephone directories. Earned revenues pending for billing are included in accounts receivable.

Deposits received from subscribers from wireline service activation are recorded as a liability when reimbursable (Note 17 - Other current liabilities).

The Company has agreements with customers, in which certain equipments are sold including modems, personal computers, among others, financed without charging interest. These revenues and the corresponding accounts receivable are recognized at present value using the effective interest method. Interest income is recognized on a time-proportion basis using the effective interest method.

Customer arrangements that include both equipment and services sold in bundled packages are evaluated to determine whether the elements are separable. If the elements are deemed separable and fair value can be reliably determined, total consideration is allocated based on the relative fair values of the separate elements and the revenue associated with each element is recognized as earned. Equipment sales are recognized upon delivery and each service is recognized according to the applicable revenue recognition policy. If the elements are not deemed separable, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period.

The Company has agreements with third parties to act as exclusive authorized agents to capture and provide wireless services and equipment to new customers. The Company gives discounts based on volume of equipment sold. Discounts earned by the authorized agents are accrued based on equipment sold, and recorded as a reduction of the Company’s revenues in the corresponding caption.

The Company also has agreements with third parties to provide them with Telecommunication Center franchises that render fixed line services directly to the public. The Company is required to pay commissions as sales incentives established by type and volume of services rendered by the Telecommunication Center in its own installations. Commissions earned by the Telecommunication Centers are considered as cash incentives and are recorded as a reduction of the Company’s revenues in the corresponding caption, depending on the related services. The Company also gives discounts based on volume of equipment sold. Discounts earned by the Telecommunication Centers are accrued based on equipment sold, and recorded as a reduction of the Company’s revenues in the corresponding caption.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

o) Cost and expense recognition

Costs and expenses are recognized on an accrual basis.

Costs and expenses related to the publication of directories, including production and printing costs and selling and distribution costs are recognized upon publication and distribution of directories.

The Company, through its business units, performs multiple market studies to develop new products and services to remain competitive, which are recognized as operating expenses as incurred. These activities are not considered to be research and development costs.

Advertising is recognized as operating expenses as incurred. During the years ended December 31, 2006, 2005 and 2004, advertising expenses were Bs. 110,358, Bs. 90,465 and Bs. 87,600, respectively.

p) Income tax

Income tax is calculated based upon taxable income, which is different from income before tax. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Tax credits for new investment in property, plant and equipment reduce income tax for the year in which such assets are placed in service and are permitted to be carried forward for three years (Note 18 - Taxes). Tax losses generated during the year, except those from tax inflation adjustment, are permitted to be carried forward for three years. Venezuelan tax regulations provided for a business assets tax, which remained in effect until August 2004 and was equivalent to a minimum tax calculated based on inflation-adjusted net assets (Note 18- Taxes).

The Company records income taxes in accordance to International Accounting Standard No. 12 “Accounting for income taxes” (IAS 12), which requires the recognition of assets and liabilities for the accounting of income taxes. Under this method, deferred income taxes reflect the net effect of the tax consequences expected in the future as a result of: (a) “Temporary differences” due to the application of statutory tax rates applicable in future years over the differences between the amounts according to the balance sheet and the tax base of existing assets and liabilities; and (b) Tax credits and losses carry forwards. In addition, under IAS 12, the effects on deferred taxes of changes in tax rates are recognized in the income of the year. A deferred tax asset is recognized if it is probable that future tax income will be generated to be used. Deferred income tax is provided for temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not be reversed in the foreseeable future. The main items generating deferred taxes are the differences between tax and book bases of property, plant and equipment, pension and other post-retirement benefit obligation liabilities, net and some provisions which will be deductible in future years.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Company’s management considers the estimates of future taxable income to be reasonable and sufficient to realize the recognized deferred tax assets based on its current business plan (Note 24 (a) - Subsequent events - Nationalization plan).

q) Employee severance benefits and other benefits

The costs of defined contributions to employee severance benefits are calculated and recorded on an accrual basis in accordance with the Venezuelan Labor Law and CANTV’s current collective bargaining agreement. Under the current Venezuelan Labor Law, employees earn a severance indemnity equal to five days’ salary per month, up to a total of 60 days per year of service, with no retroactive adjustment. Labor-related indemnities are earned once an employee has completed three months of continuous service and are recorded on an accrual basis. Beginning with the second year of service, the employee earns an additional two days’ salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days’ salary. Severance benefits must be calculated and settled monthly and either deposited in a severance trust fund or accrued in the employer’s accounting records and bear interest, as specified in writing by each employee. No additional payments and/or deposits related to past services are required.

In the event of unjustified termination, employees have the right to an additional indemnity payment of one month’s salary per year of service up to a maximum of 150 days of current salary. Furthermore, in the event of unjustified termination, the Venezuelan Labor Law requires payment of an additional severance benefit up to a maximum of 90 days of current salary based on length of employment. This additional indemnity does not apply when the employee voluntary terminates the labor relation. The Company recognizes the costs of this additional termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or (ii) providing termination benefits as a result of an offer made to encourage employees to voluntary terminate.

Additionally, the Venezuelan Labor Law requires a mandatory annual profit-sharing distribution to all employees in amounts of up to 120 days of salary. The Company made distributions equal to 120 days of salary for the years ended December 31, 2006, 2005 and 2004, totaling Bs. 124,251, Bs. 95,756 and Bs. 74,368, respectively.

Employee entitlements to annual compensated leave are accrued as earned.

The Company has a workers’ benefit program designed, among other things, to annually reward employee excellence via the voluntary free granting of Company shares (Note 14 (d) - Stockholders’ equity - Worker’s benefit fund). This benefit is recognized as an expense when the shares are awarded to the worker and the amount is determined based on the market value at the date when the shares are granted.

The Company does not grant stock purchase options, except for the option mentioned in Note 14 (e) - Stockholders’ equity - Stock option.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

r) Pension plan and other post-retirement benefits

The costs of defined benefit pension plan and other post-retirement benefits relating to health care expenses are accrued based on actuarial calculations performed by independent actuaries, using the projected credit method and nominal discount rates, asset returns, salary progressions and projected medical costs, to calculate projected benefit liabilities (Note 16 - Retirement benefits).

Actuarial gains and losses may result from differences between assumptions used for their estimates (including inflation rates) and actual results (Note 16 - Retirement benefits). Cumulative actuarial gains and losses in excess of 10% of the greater of projected benefit obligations and market-related value of plan assets are amortized conservatively and consistently over a period of four years, which is shorter than the expected average remaining future service of currently active employees and results in a faster recognition of cumulative actuarial gains and losses.

The measurement of pension obligations, costs and liabilities is dependent on a variety of long-term assumptions including estimates of the present value of projected future pension payments to plan participants, consideration of the likelihood of potential future events, such as minimum urban wages increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions, if any variation occurs. Additionally, the plan trustee conducts an independent valuation of the fair value of pension plan assets.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. The Company is required to select a long-term rate that represents the market rate for high-quality fixed income investments or for Venezuelan Government bonds, and considers the timing and amounts of expected future benefit payments, for which the Company has selected the Venezuelan Government bonds. A lower discount rate increases the present value of benefit obligations and usually increases expense. The Company’s inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions consider the Company’s long-term actual experience, the future outlook and projected inflation. The expected return on plan assets reflects asset allocations, investment strategy and the views of investment managers. The actuarial values are calculated based on the Company’s specific experience combined with published statistics and market indicators.

The Company provides certain medical benefits to substantially all retired employees and accrues actuarially determined post-retirement benefit costs as active employees earn these benefits.

s) Foreign currency transactions

Foreign currency transactions are recorded at the bolivar exchange rate as of the transaction date. Outstanding balances of foreign currency assets and liabilities are translated into bolivars using the official and controlled exchange rate at the balance sheet date, which was Bs. 2,150/US$1 as of December 31, 2006 and 2005 (Note 22 - Exchange controls and Note 5

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

- Balances in foreign currency). Any exchange gain or loss from the translation of these balances or transactions is presented as exchange gain (loss), net shown in the accompanying consolidated statement of operations. The Company does not engage in hedging activities in connection with its foreign currency balances and transactions.

The devaluation of the bolivar against the U.S. dollar was 12% and 20% for the years ended December 31, 2005 and 2004, respectively. During the year ended December 31, 2006 there was no devaluation of the bolivar.

t) Fair value of financial instruments

Financial instruments are recorded in the balance sheet as part of the assets or liabilities at their corresponding fair market value. The carrying value of cash and cash equivalents, trade accounts receivable and accounts payable approximates their fair values since these instruments have short-term maturities. Management believes that carrying amounts of CANTV and subsidiaries’ loans and other financing obligations subject to market-variable interest approximate fair value. The Company does not have any financial instruments that qualify as embedded derivatives. The Company records transactions with financial instruments at their transaction date.

Financial instruments that qualify as derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value through profit and loss, based on current market value.

The Company does not have financial instruments that qualify for designation as hedging accounting.

u) Concentration of credit risk

Although cash and temporary investments, accounts receivable and other financial instruments of CANTV and subsidiaries are exposed to a potential credit loss risk, the Company’s management considers that this risk is adequately covered by recorded provisions. Cash and temporary investments include short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less, in institutions with high creditworthiness. Other financial instruments include investments in Treasury Bills and bonds denominated in bolivars and U.S. dollars. Most of the Company’s accounts receivable are from a diversified group of customers and individually do not represent a significant credit risk. There is a concentration of Government accounts receivables (Note 11 - Accounts receivable from Venezuelan Government entities). There is also a concentration of credit risk due to the fact that subscribers accounts receivable are all from debtors of the same country.

v) Earnings per share

Earnings per share is calculated by taking the net income divided by 775,950,426, 776,167,423 and 776,240,474 average common shares outstanding on December 31, 2006, 2005 and 2004, respectively. This number of shares excludes workers’ benefit shares. Basic and diluted earnings per share are the same for all the periods presented, since the Company did not have instruments considered potentially dilutive.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

w) Dividend distribution

Dividend distribution to the Company’s stockholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s stockholders.

Additionally, the Company recognizes a liability for the minimum dividends to be declared according to the applicable laws (Note 14 (a) - Stockholders’ equity - Dividends).

x) Market and liquidity risk

The carrying amounts of cash and temporary investments, receivables and payables, and short and long-term debt approximate their fair values.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company limits investment risk by only investing in securities of the most solid companies and institutions. The Company is averse to investment loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and investment risk; therefore, it mainly invests in those investments secured or guaranteed by its parent company abroad. The Company sometimes uses derivative financial instruments in its investment portfolio.

The Company mitigates default risk by investing, as permitted under the exchange regime, in highly liquid short-term financial investments in U.S. dollars, mainly certificates of deposit and commercial paper, which have maturities of three months or less, and U.S. Treasury Bills with maturities of up to six months. The Company does not anticipate any material loss with respect to its investment portfolio.

The Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rates. The Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations. Currently, U.S. dollars are not readily available due to the exchange controls regime in effect since February 5, 2003 (Note 22—Exchange controls).

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of underlying businesses, the Company’s treasury aims to maintain flexibility in funding by keeping committed credit lines available.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

y) Total recognized gains and losses (includes those recognized directly in equity)

Total recognized gains and losses represents changes in stockholders’ equity for the period from transactions and other events, and circumstances from non-owner sources. It includes all changes in equity for the period, except those resulting from investments by owners and distributions to owners. During the years ended December 31, 2006, 2005 and 2004, the only component recorded directly in equity and not recognized in the statement of operations was the unrealized gain (loss) from investments considered as available-for-sale.

	2006	2005	2004
Net income	1,130,375	214,408	425,644

Unrealized (loss) gain on investments available-for-sale	—	(837)	56,461
Realization of gain on investments available-for-sale	(257)	(71,260)	(14,567)
Realization of cumulative translation adjustment	—	(39,413)	(5,805)

Recognized directly in equity	(257)	(111,510)	36,089

Total recognized gain and loss	1,130,118	102,898	461,733

4.	Concessions and Regulation

CANTV’s services and tariffs are regulated by the rules established in the Concession Agreement (referred to as the Concession), the Telecommunications Law enacted in 2000 and its Regulations.

The Telecommunications Law along with its Regulations provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Telecommunications Law, suppliers of public telecommunications services must operate under administrative licenses and concessions granted by the Government, which acts through the Ministry of Infrastructure.

The Comisión Nacional de Telecomunicaciones (CONATEL) (the Venezuelan National Telecommunications Commission) is an independent regulatory body under the direction of the Ministry of Infrastructure, created by presidential decree in September 1991, which has, among others, the authority to manage, regulate and control the use of Venezuela’s limited telecommunications services resources, granting of administrative licenses concessions, as well as recommend the approval of tariffs and collection of taxes. CONATEL, together with the Superintendencia para la Promoción de la Libre Competencia (Pro-Competencia) (Superintendency for the Promotion of Free Competition), is also responsible for the promotion and protection of free competition.

Concession Agreement

CANTV entered into a Concession Agreement with the Government in 1991 to provide, manage and operate national telecommunications services, including wireline telephone services, private networks and value-added services, guaranteeing high quality service, modernizing and expanding the network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition into the market. CANTV did not make an initial payment for this Government concession and for accounting purposes it was

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

recognized at a symbolic minimum nominal amount. November 2000 marked the opening of the telecommunications market to competition and the entrance of new competitors (Note 4 (c) - Concessions and regulation - Regulation - Competition). Since June 12, 2000, the Company has been regulated by the Concession, the Telecommunications Law and its Regulations (Note 20 (d) - Commitments and contingencies - Concessions mandates).

Significant terms of the Concession are as follows:

a)	The Concession established a special privilege regime of limited concurrence, through which the Government designated CANTV, except in certain circumstances, as the exclusive provider of basic telephone service, including local, national and international access until November 27, 2000. Beginning on that date, any party that obtains the corresponding administrative concession is permitted to provide basic telecommunications services nationwide.

b)	The Concession is for 35 years ending in 2026 and is renewable with no cost for an additional period of 20 years, subject to the approval of the Ministry of Infrastructure and satisfactory performance by CANTV of its obligations under the Concession.

c)	Until December 31, 2000, CANTV paid the Government an annual 5.5% of billed services by means of a Concession tax. Beginning January 2001, the Company was required to pay up to 4.8% of gross revenues (Note 4 (a) - Concessions and regulation - Regulation - Tax regime). These expenses are presented in the accompanying consolidated statement of operations as concession and other taxes totaling Bs. 127,798, Bs. 107,363 and Bs. 94,852 for the years ended December 31, 2006, 2005 and 2004, respectively.

d)	The Concession specifies various penalties that may be imposed on CANTV for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, a fine up to 1% of services billed, and/or the termination of the Concession. As of December 31, 2006, CANTV has not been penalized. Furthermore, penalties against CANTV for other concepts through December 31, 2006 have not been material.

e)	Upon any termination of the Concession, all of CANTV’s real estate, equipment, structures and facilities assets utilized in the performance of services under the Concession would be forfeited to the Government in exchange for a payment equal to an amount determined by an expert and independent entity agreed by the Government and CANTV.

Cellular Concession

On May 19, 1992, CANTV purchased a cellular service concession (the Cellular Concession) from the Government for Bs. 230,766 (Bs. 5,388 in nominal amounts) and established the subsidiary Movilnet to operate wireless communications. The Cellular Concession was granted for 20 years and is renewable with no cost for an additional 20-year period, subject to

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

the satisfactory performance by Movilnet of its obligations under the concession. The amount paid for the Cellular Concession is being amortized over 40 years using the straight-line method. As of December 31, 2006 and 2005, accumulated amortization is Bs. 86,358 and Bs. 80,677, respectively. Amortization expense was Bs. 5,681 for each one of the years ended December 31, 2006, 2005 and 2004.

The Cellular Concession agreement specifies various penalties that may be imposed on Movilnet for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, the imposition of fines proportionate to the damage caused and/or temporary suspension or termination of the concession. Through December 31, 2006, no penalties have been imposed on Movilnet.

Upon any termination of the Cellular Concession, all of Movilnet’s assets utilized in the performance of services under the Cellular Concession would be forfeited to the Government in exchange for a payment equal to the value of such assets recorded for income tax purposes. The net tax value of Movilnet’s assets at December 31, 2006, on such basis was Bs. 2,249,582.

Beginning in 2001, the tax regime applicable to cellular telephony service operators was 9.3% of gross revenues and with periodic decreases of 1% per annum through 2005 (Note 4 (a) - Concessions and regulation - Regulation - Tax regime).

For the years ended December 31, 2006, 2005 and 2004, the Cellular Concession tax expense included in the accompanying consolidated statement of operations is presented as concession and other taxes and totaled to Bs. 146,046, Bs. 94,852 and Bs. 72,645, respectively.

Value-Added Services Concession

The majority of the Company’s value-added services are provided directly by CANTV’s wholly owned subsidiary, CANTV.Net. On October 5, 1995, CONATEL granted to CANTV.Net the Value-Added Services Concession, which has an initial term of 10 years. The Value-Added Services Concession is renewable for another 10-year term, subject to certain conditions. Under the Value-Added Services Concession, CANTV.Net is granted the right to offer voice-mail services nationwide. Pursuant to the Telecommunications Law, CANTV.Net applied for the conversion of this concession into an administrative license. The conversion of concessions into administrative licenses had to be completed within two years following the enactment of the Telecommunications Law. CONATEL has not issued the administrative license to CANTV.Net. The Company is currently performing the necessary formalities to obtain the right to continue offering these services.

Subsequently, the Value-Added Services Concession has been expanded to allow CANTV.Net to offer additional services such as Internet access. On March 30, 2006, CANTV.Net received a communication from CONATEL indicating that all rights and obligations established in the concession granted remain in effect until CONATEL completes the transformation of the administrative licenses.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Value Added Services Concession requires the payment to CONATEL of an annual concession fee equal to 4.3% of the revenues of CANTV.Net. These expenses are presented in the accompanying consolidated statements of operations as concession and other taxes totaling Bs. 11,693, Bs. 7,787 and Bs. 4,632 for the years ended December 31, 2006, 2005 and 2004, respectively.

Regulation

a) Tax regime

Since 2001 the Telecommunications Law adopted the tax regime applicable to all telecommunications service operators based on gross revenue. This tax replaces the former annual tax and concession fee, which was 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% CONATEL funding tax, up to 0.5% spectrum allocation tax, 1% Universal Service Fund tax and 0.5% Telecommunications Training and Development Fund tax. In addition, cellular service operators became subject to a supplementary tax of up to 4.5% of their gross revenue (excluding interconnection revenue), which decreased by 1% per annum through 2005 when it was eliminated.

b) Tariffs

Telecommunications regulations establish regarding tariff matters that operators are free to set prices and that only tariffs from operators rendering services in a dominant position will be regulated. Regulation is founded in setting “price-caps” and its indexation through the application of the compound index of adjustment as established in the Regulations for Basic Telephony Services.

Since the enactment of the 2001Telecommunications Law and its Regulations, CONATEL has established maximum tariffs, defined the compound index of adjustment tied to the Wholesale Price Index (WPI) and the devaluation rate of the bolivar against the U.S. dollar, and established schemes of extraordinary adjustments that allowed additional adjustments to established tariffs.

On February 13, 2003, as published in the Official Gazette of Venezuela No. 37,631, the Ministry of Production and Commerce and the Ministry of Infrastructure, instituted price controls on the maximum residential tariffs that fixed telecommunications operators may charge as a supplementary measure to the new exchange controls regime. The adoption of the price controls has delayed the approval of the new tariffs applicable to CANTV since 2003 for residential services.

c) Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry of Infrastructure could grant concessions to operate in population centers with 5,000 or fewer inhabitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Concession. CONATEL granted multi-service concessions to Infonet Redes de Información C.A. (Infonet), Corporación Digitel, C.A. (Digitel) and Digicel, C.A. (Digicel) to provide basic telecommunications services, except domestic and international long distance services, in population centers with 5,000 or fewer inhabitants. On May 18, 2006, CONATEL approved the merger of Digitel, Infonet and Digicel. Digitel continues as the surviving entity after the merger.

On November 24, 2000, CONATEL issued regulations based on the Telecommunications Law, which established the basic regulatory framework to create an appropriate environment for new participants and allowing effective competition. These regulations rule the sector’s opening, interconnection, administrative authorizations and spectrum concessions.

Additionally, CONATEL has granted administrative licenses to offer long distance services to the following companies: Convergence Communications de Venezuela (Convergence), Veninfotel Comunicaciones, C.A. (Veninfotel), Multiphone de Venezuela, C.A. (Multiphone), Telecomunicaciones NGTV, S.A. (New Global Telecom), Totalcom Venezuela, C.A. (Totalcom), Etelix.com, C.A. (Etelix), Telcel, C.A. (Movistar), Entel Venezuela, C.A. (Entel), LD Telecom Comunicaciones, C.A. (LD Telecom), Convergia de Venezuela, S.A. (Convergia), Corporación Intercall, C.A. (Intercall) and Corporación Telemic, C.A. (Intercable), most of which offer the service by means of prepaid cards (Calling Cards).

Current operators maintaining interconnection agreements with the Company are: Movistar, Digitel, Convergence, Veninfotel, Entel, Multiphone, Totalcom, Etelix, New Global Telecom, LD Telecom, Convergia, Intercall and Intercable. These agreements permit interoperations between CANTV’s basic telecommunications network and local and long distance domestic and international services of these companies.

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service where wireline service customers can access continually and automatically a previously selected operator’s domestic and international long distance network without the use of the long distance operator’s identification code.

In 2004 the Government incorporated CVG Telecomunicaciones, C.A. (CVG Telecom), a telephone company to provide data transmission and other services through fiber-optic and the Internet Protocol platform in north-central Venezuela and the Guayana region located in the southeast of Venezuela.

d) Universal Service Fund

The Telecommunications Law provides for the creation of the Universal Service Fund and the Telecommunications Training and Development Fund. These funds are created by CONATEL from the contributions made by telecommunications companies as part of the telecommunications taxes.

The purpose of the Universal Service Fund is to ensure that every citizen has the opportunity to access telecommunications services, including the Internet. This fund is used to subsidize the development of infrastructure for the provision of telecommunications services by operators in unprofitable areas.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Telecommunications Training and Development Fund was created to provide financial resources to universities, technology institutes and research institutions to study and research telecommunications technology.

In May 2006, CANTV and CONATEL signed an agreement to provide the installation, operation, administration and maintenance of telecommunications infrastructure for the connectivity of the civil records’ and notaries’ offices with the General Office of Civil Records and Notary Offices of the Ministry of Interior and Justice. In addition, CANTV and CONATEL signed an agreement to provide the installation, operation, administration and maintenance of telecommunications infrastructure for the creation of a virtual private network that would connect 47 offices and 100 mobile identification units with the main office of the Oficina Nacional de Identificación y Extranjería (ONIDEX) (National Identification Office). The funding for this infrastructure of both projects will be provided by the Universal Service Fund, and the property rights to the infrastructure will be transferred to CANTV once the obligation is met and subject to certain conditions.

5.	Balances in Foreign Currency

The Company has monetary assets and liabilities in U.S. dollars and liabilities in Japanese yen (Note 3 (x) - Summary of significant accounting principles and policies - Market and liquidity risk) as of December 31, 2006 and 2005 as shown below:

(Expressed in millions of U.S. dollars)	2006	2005
Cash and temporary investments	138	147
Accounts receivable, net	27	33
Other assets	71	23
Accounts payable	(601)	(344)
Debt obligations	(27)	(41)

Net liability position in foreign currency	(392)	(182)

Effective February 5, 2003, the Venezuelan Government and the Central Bank of Venezuela signed exchange controls agreements that immediately established limits to foreign currency transactions (Note 22 - Exchange controls).

During the year ended December 31, 2006 the Company conducted purchase-sale and exchange transactions with securities in bolivars and foreign currency, originating a net loss of Bs. 60,604 shown in other expense (income), net in the statement of operations. (Note 22 - Exchange controls)

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

6.	Property, Plant and Equipment, Net

A reconciliation of the carrying amount at the beginning and end of the years ended December 31, 2006 and 2005 is as follows:

Cost	December 31, 2005	Additions	Disposals and other	Transfers	December 31, 2006
Plant
Wireline telecommunications	12,200,315	19,919	(326,021)	238,668	12,132,881
Wireless telecommunications	1,294,575	40,171	(2,007)	475,077	1,807,816
Other telecommunications services	44,428	—	—	—	44,428
Buildings and facilities	3,020,535	18,813	(19,446)	94,573	3,114,475
Furniture and equipment	526,172	9,850	(477)	95,202	630,747
Vehicles	86,003	5,233	(19,243)	—	71,993
Land	72,020	3,065	(408)	—	74,677
Construction work in progress	181,799	949,229	(26,022)	(903,520)	201,486

	17,425,847	1,046,280	(393,624)	—	18,078,503

Accumulated depreciation	December 31, 2005	Expense	Disposals and other	December 31, 2006
Plant
Wireline telecommunications	(10,361,753)	(460,837)	321,276	(10,501,314)
Wireless telecommunications	(736,328)	(166,547)	364	(902,511)
Other telecommunications services	(36,602)	(3,540)	—	(40,142)
Buildings and facilities	(2,348,346)	(80,859)	19,082	(2,410,123)
Furniture and equipment	(388,523)	(63,169)	1,350	(450,342)
Vehicles	(71,232)	(6,827)	18,725	(59,334)

	(13,942,784)	(781,779)	360,797	(14,363,766)

Net book value	3,483,063			3,714,737

Cost	December 31, 2004	Additions	Disposals and other	Transfers	December 31, 2005
Plant
Wireline telecommunications	12,070,929	11,737	(160,950)	278,599	12,200,315
Wireless telecommunications	942,823	58,742	(13,667)	306,677	1,294,575
Other telecommunications services	44,334	—	(13)	107	44,428
Buildings and facilities	3,063,550	18,585	(120,877)	59,277	3,020,535
Furniture and equipment	453,456	25,414	(2,075)	49,377	526,172
Vehicles	79,955	12,282	(6,234)	—	86,003
Land	72,329	341	(650)	—	72,020
Construction work in progress	182,046	740,238	(46,448)	(694,037)	181,799

	16,909,422	867,339	(350,914)	—	17,425,847

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Accumulated depreciation	December 31, 2004	Expense	Disposals and other	December 31, 2005
Plant
Wireline telecommunications	(10,097,454)	(422,280)	157,981	(10,361,753)
Wireless telecommunications	(636,145)	(206,476)	106,293	(736,328)
Other telecommunications services	(32,754)	(3,848)	—	(36,602)
Buildings and facilities	(2,305,228)	(73,453)	30,335	(2,348,346)
Furniture and equipment	(342,324)	(46,994)	795	(388,523)
Vehicles	(72,184)	(3,876)	4,828	(71,232)

	(13,486,089)	(756,927)	300,232	(13,942,784)

Net book value	3,423,333			3,483,063

As of December 31, 2006 and 2005, fully depreciated assets amounted to Bs. 10,632,041 and 9,271,635, respectively. As of December 31, 2006 and 2005, 93% and 94%, respectively, of the fully depreciated assets relate to wireline telecommunications.

Labor and other allocable costs included under construction work in progress amounted to Bs. 33,637, Bs. 23,606 and Bs. 17,900 for the years ended December 31, 2006, 2005 and 2004, respectively.

As of December 31, 2006 and 2005, construction work in progress mainly includes ongoing projects for the expansion of the new cellular technology network, expansion of the Internet broadband access network, and integration and transformation of the Company’s information systems.

As of December 31, 2006 and 2005, the amount of non-operating assets not classified as held for sale were Bs. 3,262 and Bs. 6,505, respectively. Non-operating assets are mainly land and buildings. The Company’s management considers that there is no impairment on these assets.

7.	Information Systems (Software), Net

Information systems (software) include the cost of computer systems for internal use, net of accumulated amortization.

A reconciliation of the carrying amount at the beginning and end of the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Cost
Beginning of the year	1,437,000	1,295,199
Additions	195,681	177,573
Disposals and other	(6,912)	(35,772)

End of year	1,625,769	1,437,000

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

	2006	2005
Accumulated amortization
Beginning of the year	(1,094,651)	(1,029,499)
Expense of year	(71,016)	(65,084)
Disposals and other	1,838	(68)

End of year	(1,163,829)	(1,094,651)

Net book value	461,940	342,349

Fully amortized information systems (software) still operating amounted to Bs. 987,219 and Bs. 898,247 as of December 31, 2006 and 2005, respectively.

8.	Other Assets

Other assets as of December 31, 2006 and 2005 were comprised of the following:

	2006	2005
Warranty deposits to suppliers	152,599	50,359
Special protection trust (Note 16 - Retirement benefits)	—	18,271
Assets held for sale	6,066	1,801
Other	837	1,002

	159,502	71,433

In July 2004, CANTV’s Board of Directors approved the sale of the investment in New Skies Satellites. In November 2004 the effective sale was approved and closed in the amount of US$11,479,355, equivalent to Bs. 22,040, which generated in 2004 a net gain recorded in the Company’s results of Bs. 20,759, including the realization of Bs. 20,372 previously included in translation and other adjustments in the statement of changes in stockholders’ equity (Note 3 (y) - Summary of significant accounting principles and policies - Total recognized gains and losses).

In September 2004, CANTV’s Board of Directors approved the sale of the investment in the International Telecommunications Satellite Organization (INTELSAT) to Zeus Holdings Ltd. On January 28, 2005, INTELSAT announced the closing of negotiations with Zeus Holding Ltd. The effective sale was approved for an amount of US$34,978,950, equivalent to Bs. 75,205, which generated in 2005 a realization of Bs. 110,673 corresponding to exchange gains, previously included in translation and other adjustments in the statement of changes in stockholders’ equity (Note 3 (y) - Summary of significant accounting principles and policies - Total recognized gains and losses). INTELSAT was initially an international telecommunications organization integrated by 148 member countries or their designated telecommunications entities. In July 2001, INTELSAT was privatized and converted into a private corporation.

Warranty deposits to suppliers are granted to foreign suppliers while the Company obtains the foreign currency required to make payments for imports and services pursuant to the current exchange control regime (Note 22 - Exchange control).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The balance of assets held for sale includes non-operating building and land currently in the process of sale, which do not exceed their estimated market value. Beginning in October 2004, the Company’s management began a sale process through the auction of non-operating property, plant and equipment. During 2006 and 2005, assets with a carrying value of Bs. 6,066 and Bs. 1,801, respectively, were sold through this mechanism, with a gain of Bs. 4,468 and Bs. 1,556, respectively.

9.	Other Current Assets

Other current assets as of December 31, 2006 and 2005 were comprised of the following:

	2006	2005
Value-added and other tax credits, net (Note 18 - Taxes)	175,010	—
Short-term investments	70,070	36,421
Deferred telephone directories costs (Note 3 (o) - Summary of significant accounting principles and policies - Cost and expense recognition)	8,441	10,012
Other	12,509	16,119

	266,030	62,552

10.	Inventories, Spare Parts and Supplies, Net

Inventories, spare parts and supplies, net as of December 31, 2006 and 2005 were comprised of the following:

	2006	2005
Network equipment inventories	205,654	148,628
Equipment for sale	624,035	214,946
Prepaid cards for sale	7,194	5,167

	836,883	368,741
Less: Allowance for obsolescence and net realizable value of equipment for sale	(155,744)	(56,486)

	681,139	312,255

Sales and inventory equipment for sale balances increased substantially during the period the current exchange controls regime has been effective, since the Company has increased its participation as direct importer and distributor of cellular handsets.

Reconciliation of changes generated during the years ended December 31, 2006 and 2005 of the allowance for obsolescence and net realizable value of inventories is as follows:

	2006	2005
Balance at beginning of year	56,486	63,383
Expense of the year	110,073	912
Write-off	(10,815)	(7,809)

Balance at the end of year	155,744	56,486

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

11.	Accounts Receivable from Venezuelan Government Entities

The Company’s largest customer is the Venezuelan public sector, including the central Government and its centralized and decentralized entities and agencies at both the state and municipal level (collectively, Government entities). Government entities generated approximately 8%, 8% and 9%, respectively, of the Company’s consolidated revenues for years ended December 31, 2006, 2005 and 2004.

The following table shows accounts receivable from Government entities as of December 31, 2006 and 2005:

	2006	2005
Years in which originated
2006	154,517	—
2005	54,412	182,225
2004 and prior	60,133	90,588

Total accounts receivable from Venezuelan Government entities	269,062	272,813
Less: Present value adjustment	(26,341)	(20,341)
Less: Long-term portion	(55,856)	(64,377)

	186,865	188,095

During the years ended December 31, 2006 and 2005, changes in accounts receivable from Government entities are shown below:

	2006	2005
Balance at the beginning of year	272,813	219,173
Billings	569,390	429,606
Collections and adjustments	(573,141)	(375,966)

Balance at the end of year	269,062	272,813

The amounts that central Government entities may pay for telecommunications services are established in annual budgets, which do not necessarily coincide with actual annual usage. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not timely paid the Company for telecommunications services received. In addition, as a result of inflation and devaluation, the present value of these balances has been significantly reduced, since these accounts cannot bear interest.

Management has taken actions to try to reduce additional usage and recover prior years’ balances, thereby reducing accrued debt in this connection. In addition, collections are being reinforced and payment agreements are being negotiated with Government entities to reduce payment delays. However, there is no guarantee that the Company will not continue to experience significant delays in the collection of these receivables or that inflation and devaluation will not continue to reduce the real value of these accounts receivable. These amounts depend of annual budgets for current usage and for payments of extraordinary usage.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

During 2005 and 2006, payments received from Government entities have been in cash.

The Company has recorded adjustments against revenues of Bs. 13,522 and Bs. 9,915 for 2006 and 2005, respectively, in regard to the initial present value of an estimated portion of these accounts receivable, due to the projected delay in payments from Government entities, included in accounts receivable from Government entities and as a reduction of revenues, considering an average discount rate of short-term Venezuelan National Public Debt Bonds. Any subsequent adjustment to the initial fair value estimate is recorded as an expense.

CANTV’s management believes all amounts from Government entities will be collected in cash.

12.	Accounts Receivable, Net

The Company’s accounts receivable, net as of December 31, 2006 and 2005 were comprised of the following:

	2006	2005
Subscribers
Wireline telecommunications	604,275	480,179
Wireless telecommunications	116,652	96,583
Other telecommunications services	140,602	95,205
International carriers, net	59,236	38,480
Phone card and prepaid card distributors	63,797	34,608
Other	10,107	12,561

	994,669	757,616
Less: Provision for uncollectible accounts	(62,617)	(70,577)

	932,052	687,039

Unbilled revenues of Bs. 111,339 and Bs. 177,089 are included in accounts receivable as of December 31, 2006 and 2005, respectively (Note 3 (n) - Summary of significant accounting principles and policies - Revenue recognition).

Reconciliation of changes generated during the years ended December 31, 2006 and 2005 of the provision for uncollectible accounts is as follows:

	2006	2005
Balance at beginning of year	70,577	96,879
Expense of year	65,438	35,068
Write-off	(73,398)	(61,370)

Balance at the end of year	62,617	70,577

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

13.	Cash and Temporary Investments

The composition of cash and temporary investments balances as of December 31, 2006 and 2005 is as follows:

	2006	2005
Cash and banks	213,572	223,218
Temporary investments	938,415	875,411

	1,151,987	1,098,629

14.	Stockholders’ Equity

a) Dividends

The Venezuelan Code of Commerce, the Venezuelan Capital Markets Law and the standards issued by the CNV regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements contained certain restrictions limiting the Company’s ability to pay cash dividends (Note 15—Debt obligations). The Venezuelan Code of Commerce establishes that dividends shall be paid solely out of “liquid and collected earnings.” The Venezuelan Capital Markets Law stipulates that the Company must distribute annually no less than 50% of its net annual income to its stockholders, after income tax and legal reserve deductions. Likewise, the Capital Markets Law establishes that at least 25% of such 50% shall be distributed in cash. However, if the Company has accumulated losses, net income shall be used to offset such deficit.

In addition, according to CNV standards, unconsolidated net income, excluding the equity participation in subsidiaries, is the basis for dividend distribution.

Net income for the year ended December 31, 2006, including dividends received from subsidiaries, available for dividend distribution at CANTV’s level as an individual legal entity, is composed as follows:

Consolidated net income for 2006	1,130,375
Less: equity participation in subsidiaries	(469,748)

Income available as basis for declaring dividends	660,627

Plus: Dividends paid by subsidiaries during 2006	790,931

Net income available as base for distribution after considering dividends from subsidiaries	1,451,588

The minimum required dividend to be distributed as of December 31, 2006 is Bs. 725,779.which was recognized as a liability in the balance sheet.

The Venezuelan Capital Markets Law establishes that dividends must be declared in a Stockholders’ Meeting at which the stockholders determine the amount, form and frequency of dividend payments. Furthermore, under CNV regulations, companies’ by-laws must state their dividend policies.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Beginning in 2002, the Company established guidelines for the annual dividend distribution. These guidelines call for the distribution to stockholders of 50% of the annual free cash flow, which is defined as cash flows provided by operating activities, less cash flows used in investment activities, based on the audited financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars following recommendations by the Board of Directors and approval by the Regular Stockholders’ Meeting and could be paid in quarterly installments.

On November 27, 2006, an Extraordinary Stockholders’ Meeting declared a cash dividend of Bs. 307.14 per share to be paid on December 13, 2006 to stockholders of record at December 6, 2006.

On March 31, 2006, a Regular Stockholders’ Meeting declared a cash dividend of Bs. 700 per share to be paid on April 27, 2006 to stockholders of record at April 18, 2006.

On March 31, 2005, a Regular Stockholders’ Meeting declared a cash dividend of Bs. 505 per share to be paid on April 27, 2005 to stockholders of record at April 20, 2005.

On December 7, 2004, a Special Stockholders’ Meeting declared a cash dividend of Bs. 120 per share to be paid on December 22, 2004 to stockholders of record at December 15, 2004.

On March 31, 2004, a Regular Stockholders’ Meeting declared a cash dividend of Bs. 550 per share to be paid on April 16, 2004 to stockholders of record at April 12, 2004.

b) Capital stock

Company capital stock, all issued and fully paid, is represented by 787,140,849 shares with a nominal value of Bs. 36.9 each at December 31, 2006, 2005 and 2004, as shown below:

		Number of shares (In thousands)
Stockholders	Class	2006	2005	2004
GTE Venholdings B.V. (Verizon Communications, Inc.)	A	196,401	196,401	196,401
Telefónica Venezuela Holding B.V.	A	54,410	54,407	54,407
Banco Mercantil, C.A.	A	367	367	367
Inversiones TIDE, S.A.	A	—	3	3
Banco de Desarrollo Económico y Social de Venezuela (BANDES)	B	51,900	51,900	51,900
Workers’ trusts and employees	C	37,514	41,645	45,043
GTE Venholdings B.V. (Verizon Communications, Inc.)	D	28,009	28,009	28,009
Public stockholders	D	407,141	403,265	400,170

		775,742	775,997	776,300

Workers’ benefit fund	C	11,399	11,144	10,841

		787,141	787,141	787,141

The Company’s capital stock (including the accumulated adjustment for inflation until December 31, 2003) is Bs. 2,151,299, composed of Bs. 29,047 (nominal or historical capital stock) and Bs. 2,122,252 (adjustment for inflation) (Note 3 (c) - Summary of significant accounting practices and policies - Adjustment for inflation).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Class “A” shares may only be held by former members of VenWorld, the consortium that acquired 40% of CANTV’s shares in 1991. On February 1, 2002, at a Special Stockholders’ Meeting of VenWorld, the liquidation of the Consortium was approved and shares were converted into CANTV Class “A” shares. Any Class “A” shares transferred to any entity, not a wholly-owned subsidiary of former members of VenWorld, would be automatically converted into an equal number of Class “D” shares.

Class “B” shares may only be held by the Government and/or other entities related to the Government. The transfer of Class “B” shares to any non-public individual or entity will cause these shares to be automatically converted to Class “D” shares, except if they are transferred to CANTV employees or retirees, in which case the shares will be converted to Class “C” shares. Until January 1, 2001, Class “B” stockholders had the right to elect two principal members of the Company’s Board of Directors and their alternates. Thereafter, they may elect only one principal member and the alternate. A majority of Class “B” stockholders is required to approve a number of corporate actions, including by-law amendments in certain matters.

Class “C” shares may be held only by employees, retirees, former employees, heirs and spouses of employees or retirees of CANTV and its subsidiaries, as well as workers’ companies and benefit plans. Any Class “C” shares transferred to any other individual or entity different from the aforementioned will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate class, to elect two principal members of the Board of Directors (from a total of nine directors) and their alternates, who must be retirees or active employees (with at least five years of continuing service) only if such Class “C” shares represent at least 8% of CANTV’s capital stock. In the case that these shares represent a percentage lower than 8% but equal or higher than 3% of the Company’s capital stock, they will be able to elect only one principal member of the Board of Directors and the alternate. In the case that these shares represent a percentage lower than 3% of the Company’s capital stock, they will not have the right to elect any member.

Class “D” shares are comprised of the conversion of Class “A”, “B” and “C” shares as described above or those derived from capital increases. There are no restrictions on the ownership or transfer of Class “D” shares. In accordance with CANTV’s by-laws, holders of Class “D” shares will have the right to elect, in conjunction with other stockholders members of the Board of Directors (principal and alternates), except for the members of the Board of Directors elected by Class “B” and “C” stockholders, as described above.

In November 1996 the Government sold in public offering 348.1 million shares representing 34.8% of CANTV’s capital stock.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Class “D” shares are traded on the Caracas Stock Exchange, and are also traded on the New York Stock Exchange in the form of American Depositary Shares (ADS), each representing seven Class “D” shares.

c) Repurchase programs

On October 24, 2001, a Special Stockholders’ Meeting approved a share repurchase program to acquire up to 138,905,608 shares, or 15%, of the Company’s capital stock at US$30 per ADS, equivalent to US$4.29 per share at that date. On December 2, 2003, a Special Stockholders’ Meeting approved the reduction of capital stock by canceling these shares. Legal formalities required for this reduction were completed during the first quarter of 2004.

d) Workers’ benefit fund

In 1993 the Company set up a bank trust fund known as the “Benefit Fund” with the purpose of acquiring Class “C” shares up to 1% of CANTV’s capital stock as of December 2, 1991, to be voluntarily distributed to its workers in accordance with benefit plans promoted by the Company, one of which is the “Excellence Award.” This contribution is recognized as an expense to the extent that the workers receive stock awards, which are granted to employees at no cost. On October 24, 2001, a Special Stockholders’ Meeting approved the increase of this fund via the purchase of Class “C” shares of up to 2% of the Company’s capital stock as of December 2, 1991. As of December 31, 2006, the trust maintains 11,398,783 shares presented in a separate account as a reduction in the consolidated statement of changes in stockholders’ equity.

Trust fund assets are consolidated as part of the Company’s consolidated balance sheet and these Class “C” shares are presented as a reduction of stockholders’ equity.

The shares in the trust are recorded at acquisition cost. Fair value of the shares granted during the period was determined based on the market value of the shares at the granting date. The Company recognizes an expense as shares are granted to workers. Shares may be granted at the Company’s discretion. During the years ended December 31, 2006 and 2005, 310,080, and 336,823 shares were granted to employees, respectively, and the expense recognized was Bs. 1,089 and Bs. 691, respectively.

e) Stock option

In January 2003 the Board of Directors approved a stock option agreement, through which CANTV has the obligation to sell 875,000 CANTV common Class “D” shares at a fixed price of Bs. 2,697.26 per share, exercisable totally or partially by the counterpart and expires in January 2013. CANTV is able to choose to honor this commitment through a cash payment equal to the total difference between the market value of shares at the exercise date and the price referred into the option. As of December 31, 2006 and 2005, CANTV maintains a provision of Bs. 5,996 and Bs. 2,225, respectively, to cover the total difference calculated at that date (intrinsic value).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

f) Legal reserve

The Company and each one of its subsidiaries are required, under the Venezuelan Code of Commerce and their corporate by-laws, to transfer at least 5% of each year’s net income to a legal reserve in stockholders’ equity until such reserve equals at least 10% of capital stock. This reserve is not available for dividend distribution to stockholders.

In 2004 the Company released against retained earnings Bs. 57,811 from the legal reserve in respect of an excess maintained over and above 10% of capital stock as of December 31, 2004. This excess is in respect of the portion of legal reserve which corresponded to the capital stock reductions which was not released at the time those reductions occurred.

15.	Debt Obligations

Debt obligations as of December 31, 2006 and 2005 were comprised of the following:

	2006	2005
Bank loans in Japanese yen at a fixed annual rate of 5.8% at December 31, 2006 and 2005, maturing in 2009	48,839	69,129
IFC loans in U.S. dollars at six-month LIBOR interest rates plus a financial margin of 2%, maturing through 2007	9,406	18,813
Bank loans in bolivars at a fixed and variable annual rate of 12.56% at December 31, 2005, maturing through 2010, partially guaranteed by a first mortgage on real property of the Company up to Bs. 10,500	—	5,202
Commercial paper in bolivars issued at discount at an annual rate of 12.625%	—	11,186

Total debt obligations	58,245	104,330

Less: Current portion	(28,942)	(40,992)

Total long-term debt	29,303	63,338

In February 1990, the Company entered into a loan with the Japan Bank for International Cooperation (formerly The Export-Import Bank of Japan) for ¥16,228 million, which was used for technological changes in the transmission and urban connection network. This loan is being repaid semi-annually and as of December 31, 2006, the outstanding balance is ¥2,704.7 million.

On June 7, 1996, the Company entered into an agreement with International Finance Corporation (IFC). Pursuant to this agreement, US$175 million was received on that date. In March 1998 the Company repaid US$150 million of this loan with the proceeds from the sale of variable-interest-rate notes issued by CANTV Finance, which were unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The IFC loan balance of US$25 million was repaid in a single installment in September 2005. This loan bore interest at London Interbank Offered Rate (LIBOR) plus a financial margin up to 3%. Pursuant to the agreement with IFC, the Company could pay dividends only if it was current with its semi-annual payments. In addition, the Company was required to meet certain financial ratios, including a long-term debt-to-equity ratio, a liquidity ratio and a fixed-charge coverage ratio, as defined by the agreement. The Company complied with these covenants upon the contract expiration.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

In 1997 Movilnet signed an agreement with the IFC for two loans totaling US$95 million, which were drawn down during 1998. These loans were used for expansion and modernization of the cellular network. As of December 31, 2006, the balance of this debt is US$4.4 million.

In December 2000, a loan agreement was signed with a local bank for Bs. 7,000, with a maturity of ten years. As of December 31, 2006, this loan agreement has been totally paid.

At a Stockholders’ Meeting held on March 31, 2004, the issuance of commercial paper for an amount up to US$100 million or the equivalent in bolivars was approved. On September 30, 2004, the CNV approved the first issue of commercial paper for up to Bs. 80,000. During 2004 and 2005 six series were been issued for a total of Bs. 80,000 in respect of the first issue, all of which were placed in the market at a discount at an annual interest rate between 12.50% and 12.59%, maturing in June and July 2005. As of December 31, 2006, this commercial paper had been totally paid.

On December 22, 2004, the CNV approved the second issue of commercial paper for up to Bs. 112,000. According to the Capital Markets Law, the Company is required to issue at least 10% of the approved maximum amount within 90 days following approval by CNV. During 2005, three series were issued for a total of Bs. 33,600 (Bs. 11,200 each) in respect of the second issue, which have been placed in the financial market at a discount at an annual interest rate between 12% and 12.625%, maturing between August 2005 and January 2006. As of December 31, 2006, this commercial paper had been totally paid.

At a Regular Stockholders’ Meeting held on March 31, 2006, the issuance of commercial paper for an amount up to US$150 million or the equivalent in bolivars was approved. Additionally, an issuance of obligations for an amount up to US$150 million or the equivalent in bolivars was approved with a maximum maturity of six years. As of December 31, 2006, these commercial paper and obligations have not been issued.

As of December 31, 2006, estimated debt payments are: Bs. 28,942 in 2007, Bs. 19,535 in 2008 and Bs. 9,768 in 2009, as translated into bolivars at the exchange rate at this date. The Company’s management considers that estimated fair value of debt approximates its book value as of December 31, 2006.

16.	Retirement Benefits

a) Pension plan

The Company sponsors a defined benefit pension plan for its employees. The benefits to be paid under the plan are based on the employees’ years of service and final salary. As of December 31, 2006 and 2005, the Company has a trust fund related to this plan amounting to a fair value of Bs. 968.681 (includes US$342.8 million) and Bs. 710,392 (includes US$303.1 million), respectively, to cover plan benefits for eligible employees. Plan assets denominated in foreign currency are converted to bolivars using the official exchange rates.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The components of pension expense, included as labor and benefits for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Cost incurred during the year	18,808	17,305	28,959
Interest cost on projected benefit obligation	286,320	145,874	179,687
Expected return on assets	(153,445)	(158,772)	(190,318)
Additional pension obligation due to Supreme Court ruling (Note 16 (b) - Retirement benefits - Pension litigation and Court Ruling)	23,043	694,916	44,426
Curtailment and settlement loss	—	56,909	—
Amortization of actuarial losses	1,341	—	—

	176,067	756,232	62,754

The accrued pension plan obligations as of December 31, 2006 and 2005 are as follows:

	2006	2005
Active employees	659,622	516,105
Retirees	1,166,335	1,022,946

Projected benefit obligations	1,825,957	1,539,051

Funded amount in trusts at fair value	(968,681)	(710,392)
Unrecognized net actuarial loss	(282,224)	(143,815)

Net pension obligations (including current portion of Bs. 154,087 and Bs. 272,274, respectively)	575,052	684,844

Projected benefit obligation related to non-vested employees was Bs. 73,517 as of December 31, 2006. Unrecognized net actuarial losses and gains are generated mainly from changes in future estimated inflation rates which have a significant impact on pensions since they are not increased by inflation. The greater the projected inflation rates, the lower the present value of the projected benefit obligation. Due to the volatility of the Venezuelan economy, projected inflation rates are revised every year.

During 2005, the Company negotiated with some targeted employees a voluntary special termination program, which consisted of the following:

a) Immediate retirement at earlier age than otherwise contemplated by the formal plan rules;

b) Pension benefits calculated as per formal plan rules was supplemented by an amount depending on negotiated agreement with the individual targeted; and

c) A lump sum payment of Bs. 20,923 was also made to targeted individuals.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The total impact of this specific negotiation was an additional obligation of Bs. 56,909, including the lump-sum payments. This amount was recognized as a curtailment and settlement loss in 2005. The formal pension plan rules were not modified.

Reconciliation of the changes generated during the year in the amount of assets in trust at fair value is as follows:

	2006	2005
Amount in trust at fair value at beginning of year	710,392	606,141
Additions	171,782	—
Payments	(39,778)	—
Actual return on investments (including gains from currency fluctuation)	126,285	104,251

Amount in trust at fair value at end of year	968,681	710,392

Percentages by type of investment of the fair value of the pension plan assets are as follows:

	2006%	2005%
Equity securities	50.2	58.1
Debt securities	48.8	58.1
Cash and temporary investments	1.0	41.9

	100.0	100.0

Reconciliation of changes generated during the years ended December 31, 2006 and 2005 in the net pension liability recognized is as follows:

	2006	2005
Pension liability at the beginning of the year	684,844	19,422
Expense of the year	176,067	756,232
Special lump-sum payments	—	(20,923)
Payments and contributions during the year	(285,859)	(69,887)

Net pension plan liability at the end of the year	575,052	684,844

Assumptions used to calculate the projected benefit obligations are shown below:

	2006%	2005%
Discount rate	6.51	6.49
Expected return on plan assets	7.00	7.00
Compensation increase rate	1.96	1.96
Urban minimum wage increase (as % of projected inflation)	100.00	100.00

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The long-term assumptions represent estimates of average real interest and compensation increase rates, to which the estimated inflation rate is added to convert them into nominal rates. Inflation rates used for the calculation of liabilities were as follows:

2006

Year	Rate %	Year	Rate %	Year	Rate %
2007	18.0	2011	16.1	2015	18.4
2008	21.5	2012	14.3	2016	17.3
2009	19.9	2013	21.4
2010	18.1	2014	19.9

After 2016, inflation fluctuates between 15.5% and 20.1% until 2022 and remains on 16.8% flat thereafter.

2005

Year	Rate %	Year	Rate %	Year	Rate %
2006	14.6	2010	15.9	2014	26.9
2007	19.4	2011	19.8	2015	23.9
2008	18.6	2012	18.6
2009	17.4	2013	29.4

After 2015, inflation assumed to decrease gradually to 7% in 2022 and remain flat thereafter.

The mortality assumption for the year ended December 31, 2006 was based on UP94 Mortality Table (projected to 2000); specimen rates being as follows (number of deaths per 1,000,000):

Age	Male	Female
25	669	288
35	888	481
45	1,569	950
55	4,241	2,350

The mortality assumption for the year ended December 31, 2005 was based on 1951 Group Annuity Mortality Table; specimen rates being as follows (number of deaths per 1,000,000):

Age	Male	Female
25	758	495
35	1,374	930
45	3,580	1,994
55	10,436	4,648

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

b) Pension litigation and Court Ruling

In September 2004, the Sala de Casación Social del Tribunal Supremo de Justicia (the Social Chamber of the Supreme Court) issued its ruling dismissing the pension payments litigation brought against CANTV by the Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (FETRAJUPTEL) (National Federation of CANTV Retirees and Pensioners). In January 2005, the Constitutional Chamber of the Supreme Court allowed an appeal filed by some members of the Asociación de Jubilados y Pensionados de Teléfonos de Venezuela (AJUPTEL-Caracas) (Caracas Association of CANTV Retirees and Pensioners) against the decision of the Social Chamber of the Supreme Court issued in September 2004. The Constitutional Chamber of the Supreme Court declared the prior decision annulled and remanded the case to the Social Chamber of the Supreme Court for a new ruling consistent with its decision. The Constitutional Chamber of the Supreme Court’s decision, issued in January 2005, also indicated that retiree pensions would be subject to adjustment up to the official minimum urban wage.

In January 2005, CANTV’s management, based on the opinion of its external legal counsels, considered that moment that certain matters subject to review would again be ruled in favor of CANTV, and for the remaining matters, the Company estimated for year end 2004 a provision to cover the potential additional liability. In accordance with the applicable accounting principles, the estimated effect in the pension projected benefit obligation was Bs. 71,918, which was recorded in the consolidated financial statements of 2004 as a provision for pension contingency.

On July 26, 2005, the Social Chamber of the Supreme Court issued its revised decision in the lawsuit brought by FETRAJUPTEL regarding the adjustment of pensions of retirees of CANTV. The decision required CANTV to adjust the pensions of retirees up to the official minimum urban wage, retroactive to December 30, 1999. In addition, pensions below the official minimum urban wage should be adjusted in proportion to the salary increases that resulted from the collective bargaining process from January 1, 1993 to December 1999. This decision applies to current and future retirees and their eligible survivors. On October 14, 2005, the Social Chamber of the Supreme Court declined to consider CANTV’s request for clarification regarding the adjustments of the pension’s obligations to its retirees.

Based on CANTV’s interpretation of the new ruling that requires that pensions paid after December 30, 1999 should not be lower than the official minimum urban wage, as of December 31, 2005, CANTV recorded an additional expense and raised to Bs. 764,553 its accumulated provision related to additional pension obligations due to the Supreme Court ruling to reflect the estimated additional pension liability, which was estimated based on actuarial calculations including the retroactive payments and the projected benefit obligation, and incorporating the new assumption related to the minimum urban wage increase as a percentage of projected future inflation.

The execution of the Social Chamber of the Supreme Court’s ruling is being administered by the Juzgado Quinto de Primera Instancia de Sustanciación, Mediación y Ejecución del Área Metropolitana de Caracas, (the Execution Court), which appointed the Central Bank of

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Venezuela to perform the necessary calculations to determine the actual amounts due to the beneficiaries. On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amount payable by CANTV to each retiree pursuant to the Social Chamber of the Supreme Court’s ruling. Accordingly, the Execution Court has appointed two new experts to complete the determination of damages.

Pursuant to the Social Chamber of the Supreme Court’s ruling, CANTV agreed to adjust current pension payments up to the official minimum urban wage beginning February 1, 2006. However, in accordance with the criteria of the Execution Court, valid adjustments could only be made individually upon written request from the beneficiary whose pension fell below the minimum urban wage level.

In August 2006, the Execution Court in charge of administering the decision of the Social Chamber of the Supreme Court decided that beginning September 1, 2006, CANTV must adjust all retirees’ pension that were lower than the official minimum urban wage to the new effective minimum urban wage established by the Government, and it lifted the written request requirement. Beginning September 1, 2006, none of CANTV’s pension beneficiaries is collecting monthly pension payments lower than the minimum urban wage.

On December 13, 2006, the final determination of the actual amounts due and payments to retirees was concluded delivering the calculations of two new independent experts as ordered by the Execution Court. CANTV agreed to make the retroactive payments to more than 4,000 retirees to provide an adjusted pension equal to the minimum wage pursuant to the Execution Court’s decision. The final determination of retroactive payments resulted in an additional Bs. 23,043 pension obligation expense and liability. However, CANTV appealed the decision expressing disagreement with the expert’s methodology and benefits calculation in those cases in which pension adjustments would result in payments in excess of the minimum wage. In 2006, CANTV created a trust funded with Bs. 153,859 in order to cover the retroactive obligation as a result of the Supreme Court ruling.

During the period that this labor claim was under litigation, the Company followed IAS 37, “Provisions and contingent liabilities”, for measurement and disclosure. Under this approach, the total estimated additional obligation was immediately recognized as expense. In August 2005, after a final court ruling was issued, the total contingent liability that was recognized under IAS 37 was transferred into the pension obligations. From this point on, the Company followed IAS 19, “Employee benefits,” for measurement and disclosure of this additional pension obligation.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

c) Post-retirement benefits other than pensions

The Company records medical expenses related to accrued post-retirement benefits other than pensions, based on actuarial calculations.

The components of other post-retirement benefits expense, included as labor and benefits for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Benefits earned during the year	13,795	12,110	8,304
Interest cost on projected benefit obligation	182,179	181,983	225,043
Curtailment loss	—	24,430	—

	195,974	218,523	233,347

The accrued other post-retirement benefit obligations as of December 31, 2006 and 2005 are as follows:

	2006	2005
Active employees	343,426	243,176
Retirees	853,102	634,186

Accumulated post-retirement benefit obligation	1,196,528	877,362

Unrecognized net actuarial (loss) gain	(177,742)	16,492

Accrued post-retirement benefit obligations (including current portion of Bs. 88,188 and Bs. 76,058, respectively)	1,018,786	893,854

Projected benefit obligation related to non-vested employees for other post-retirement benefits was Bs. 31,575 as of December 31, 2006.

Reconciliation of changes generated during the years ended December 31, 2006 and 2005 in the net liability recognized is as follows:

	2006	2005
Accrued post-retirement benefit obligations at the beginning of the year	893,854	732,514
Expense of the year	195,974	218,523
Payments made during the year	(71,042)	(57,183)

Accrued post-retirement benefit obligations at the end of the year	1,018,786	893,854

Assumptions used to calculate post-retirement benefit obligations are shown below:

	2006%	2005%
Discount rate	6.49	6.52
Projected medical cost increase	2.00	2.00

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The long-term assumptions used for pensions and other post-retirement benefits represent estimates of average real interest and compensation increase rates, to which the estimated inflation rate is added to convert them into nominal rates.

The effects of a 1% change in the assumed medical cost trend rate were as follows:

	Increase	Decrease
Effects on the aggregate of the projected current service cost and interest cost	348,200	272,600
Effects on the projected defined benefit obligation	1,345,900	1,072,100

Inflation rates are annually reviewed and changed due to the volatility of the Venezuelan economy. During 2005 this review of the long-term actuarial assumptions was updated, and based on this the only change made was on the projected inflation. As a result of the Supreme Court ruling described in section (b) of this note, in 2005 the Company developed an assumption to project the minimum urban wage increases.

At the end of 2006, the actuarial assumptions were revised. Based on additional analysis performed by management, the mortality table changed from 1951 Annuity Mortality Table to UP94 Mortality Table (projected to 2000), which is a better match to CANTV’s mortality experience in recent years. Additionally the projected inflation rates were updated according to the current economics expectation in the country. The effects of these changes in estimates were accounted as pension actuarial losses.

d) Protection plan and Temporary support and solidarity program

At the end of 2005, the Company has a voluntary pension benefit plan named Special Protection Plan for Eligible Retirees (Protection Plan) which included a supplementary monthly payment to normal benefit payments for the pension plan for retirees and survivors as of August 15, 1995, who received a monthly pension equivalent to or below Bs. 30,000 (in nominal amounts), as well as those retirees who are over sixty years old with pension payments between Bs. 30,001 (in nominal amounts) and Bs. 70,000 (in nominal amounts). Plan payments were made in accordance with the years of retirement of each beneficiary. Additionally, each retired employee could receive a one-time annual bonus of Bs. 145,000 (in nominal amounts) at the Company’s discretion. At December 31, 2005, the Company has a trust fund for this plan on behalf of employees of Bs. 17,944 (includes US$4.1 million).

In August 2004 the Company created a new voluntary program for those pensioners and retirees who for some reason were not beneficiaries of the pension established by the Instituto Venezolano de los Seguros Sociales (IVSS) (Venezuelan Institute of Social Security), with the purpose of mitigating the impact of inflation on former employees’ income. This program named Temporary Support and Solidarity Program, allowed for the adjustment of their monthly income through the payment of a bonus, the benefit of which will cease upon the death of the beneficiary, once a pension was obtained from IVSS or from any other source. This program benefited retirees older than 49 years and six months. This program was a benefit provided voluntarily by CANTV.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Company’s management and its legal counsel, as part of the evaluation of the July 26, 2005 Supreme Court ruling, consider that these voluntary supplemental payments made by CANTV are lower than the additional payments ordered by the decision and, therefore, CANTV suspended the Protection Plan and the Temporary support and solidarity program and incorporated their assets and liabilities to the total pension plan obligation once the Court orders the execution of the July 26, 2005 ruling.

17.	Other Current Liabilities

Other current liabilities as of December 31, 2006 and 2005 were comprised of the following:

	2006	2005
Concession tax (Note 4 - Concessions and regulation - Concession agreement)	99,622	60,412
Subscriber reimbursable deposits	35,213	69,462
Advances received from the Universal Service Fund	18,017	—
Accrued liabilities	91,512	127,842
Value added and other taxes (Note 18 - Taxes)	23,879	15,849
Interest payable	3,245	2,765
Technical and administrative services of stockholders’ affiliates (Note 19 - Transactions with related parties)	4,616	5,860
Other	5,184	5,253

	281,288	287,443

Subscriber reimbursable deposits represent warranty payments from wireline subscribers when services are activated, which must be refunded when the subscription is cancelled. In 2006, based on management analysis and in accordance with the Venezuelan Telecommunications Law, Bs. 43,083 were recognized as income related to subscriber deposits of customers who lost the refund rights due to a default in compliance of their contract terms.

Advances received from the Universal Service Fund relates to funds received for the installation, operation, administration and maintenance of telecommunications infrastructure for the two projects assigned to CANTV according to the agreements subscribed with CONATEL (Note 4 - Concessions and regulation - Regulation - Universal Service Fund).

Accrued liabilities mainly include employee’s withholding and employer’s contributions payable according to labor regulations.

18.	Taxes

Income tax

According with current legislation, CANTV and its subsidiaries must individually pay income tax computed under the historic cost convention, plus or minus the inflation adjustment of non-monetary assets and liabilities and of initial stockholders’ equity for tax purposes.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The main reconciling items between the financial and tax result relate to the effect of the regular inflation adjustment for tax purposes, the provision for uncollectible accounts, pension plan and provisions for litigation.

The Venezuelan Income Tax Law authorizes a tax credit for new investments in property, plant and equipment. Any portion of the credit not used in the year it arises may be carried forward for three years.

Pursuant to the Partial Amendment to the Income Tax Law effective October 22, 1999, tax credits for new investments in property, plant and equipment were available for up to 10% of the investments for the five years following the enactment of this law, effective until December 31, 2004.

On December 28, 2001, the Government published a Partial Amendment of the Venezuelan Income Tax Law. Certain interpretations of the Venezuelan Income Tax Law concluded that investment tax credits were effective for the five years following the enactment of the 2001 Amendment, making them available until December 28, 2006. This interpretation was not accepted by the Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) (the National Integrated Service of Customs and Taxes). Accordingly, the Company stopped recording investment tax credits since January 1, 2005.

On July 10, 2006, the Company received the opinion from SENIAT agreeing to apply investment tax credits until December 28, 2006. Accordingly, the Company’s management prepared substitute tax returns, which originated Bs. 91,205 in tax credits, which reduces the 2006 income tax expense. During the year ended December 31, 2006, the Company generated Bs. 108,556 in investment tax credits which reduced the Company’s income tax for that year. As of December 31, 2006, the Company did not have any carry-forward tax credits available to be compensated in future periods.

On September 25, 2006, the Government published, in the Official Gazette of Venezuela No. 38,529, the Partial Amendment of the Venezuelan Income Tax Law. This Amendment includes the extension of investment tax credits on telecommunications companies for five additional years.

The Venezuelan Income Tax Law also allows tax losses to be carried forward and recovered over three years from the year they were incurred and over one year for tax losses from tax inflation adjustments. As of December 31, 2006, the Company did not have tax losses to be carried forward in future years.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The provision (benefit) for income taxes for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Current	186,576	147,881	91,193
Deferred (benefit)	(337,460)	(357,426)	(257,728)

	(150,884)	(209,545)	(166,535)

The components of deferred income tax assets (liabilities) as of December 31, 2006 and 2005 are as follows:

	2006	2005
Allowance for doubtful accounts	21,453	23,996
Provision for inventories’ obsolescence and net realizable value	51,483	19,197
Accrual for concession and municipal taxes	42,642	28,849
Pension and other post-retirement benefit obligations	539,884	478,404
Accruals not deductible until paid	47,446	20,471
Differences in tax vs. book value of non monetary assets originated mainly due to inflation adjustment for tax purposes	414,016	222,731
Provision for litigation	50,768	36,583

Total deferred tax asset	1,167,692	830,231

The amount of the non-current portion of deferred tax that is expected to be recovered or settled over 12 months is Bs. 933,722 and Bs. 686,722 for 2006 and 2005, respectively.

Reconciliation between total income taxes presented in the consolidated statement of operations and the amount that would be computed by applying the statutory income tax rate to income before income taxes, is as follows:

	2006	%	2005	%	2004	%
Accounting income before income tax	979,491		4,863		259,109
Statutory income tax rate	34%		34%		34%

Theoretical tax provision at statutory income tax rate	333,027	34.0	1,653	34.0	88,097	34.0
Tax inflation adjustment of the year, net	(262,566)	(26.8)	(208,319)	(4,283.8)	(267,900)	(103.4)
Investment tax credits	(199,761)	(20.4)	—	—	(42,504)	(16.4)
Other non-taxable and non-deductible items, net	(21,584)	(2.2)	(2,880)	(59.2)	55,772	21.5

Income tax (benefit)	(150,884)	(15.4)	(209,545)	(4,309.0)	(166,535)	(64.3)

Tax dividend

Dividends declared by Venezuelan companies, generated by: (i) net income (non-exempt and non-exonerated) approved in a shareholders’ assembly; (ii) net income in excess of the taxable net income determined in conformity to the Income Tax Law; will be subject to a tax dividend at the moment of payment. These dividends will be subject to a proportional tax rate of 34%. This tax is subject to a total withholding at the moment of payment. Stock dividends will be subject to an advance income tax of 1% over the total amount of the dividend declared, which will be credited to the proportional income tax to be paid in the final tax return.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Business assets tax (BAT)

The business assets tax was enacted as a complementary tax to Venezuelan income tax and was calculated on the simple average tax base of the taxpayer’s tangible and intangible assets located in Venezuela and used in the production of income derived from commercial or industrial activities. The tax rate applicable to the tax base was 1% a year, which was reduced in proportion to the percentage of export sales to total sales. The Business Asset Tax Law allowed any business asset tax paid as an income tax credit to be carried forward for the following three years. On August 17, 2004, the Law repealing this tax was published in Official Gazette of Venezuela No. 38,002, effective beginning September 1, 2004.

As of December 31, 2006, CANTV did not have any carry-forward business asset tax credits.

Value added tax (VAT)

The value added tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each of these stages. The VAT rate is set annually through the Venezuelan Budget Law and as of December 31, 2006 the applicable rate is 14% (16% from December 2003 until August 2004, and 15% until September 2005). The Value Added Tax Law also introduced effective September 2002, an additional 10% tax on defined luxury goods and services.

Bank debit tax

The bank debit tax is levied upon debits or withdrawals made from current and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions for transactions in excess of 32 tax units per month (equivalent to Bs. 790,400 in nominal amounts). Beginning December 16, 2004, this amount changed to 40 tax units (equivalent to Bs. 988,000 in nominal amounts). The applicable tax rate was 0.75% until December 31, 2003 and changed to 0.5% from January 1, 2004 until December 31, 2005. On December 1, 2005, an Official Gazette was published extending the effectiveness of the bank debit tax until December 31, 2006. During the years ended December 31, 2006, 2005 and 2004, the Company incurred bank debit tax expense of Bs. 2,427, Bs. 20,072 and Bs. 18,082, respectively.

On February 8, 2006, the Law repealing this tax was published in Official Gazette of Venezuela No. 38,375, effective beginning February 10, 2006.

Municipal tax on telecommunications services

In accordance with the Municipal Power Organic Law, which became effective on January 1, 2006, a tax is established based on gross revenues effectively earned in the tax period for telecommunications activities in the municipality. This tax is different to the taxes established on the Telecommunications Law.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The applicable rate for telecommunications activities could not exceed 1% until the Telecommunications Law establishes another rate. The telecommunications companies should adapt the information systems to provide billing information for each municipality.

For the year ended December 31, 2006, the Company has incurred in Bs. 65,603 in municipal tax on telecommunications services.

19.	Transactions with Related Parties

In the normal course of business, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulations, labor contracts and other matters involving the Company. The Government is also the largest customer of the Company (Note 11 - Accounts receivable from Venezuelan Government entities).

Transactions with stockholders’ affiliates include purchases of inventories, supplies, plant and equipment, technical and administrative assistance and net revenue (expense) related to settlement of international telephone traffic with these affiliates of Verizon Communications Inc. (Verizon).

The balances of these transactions for the years ended December 31, 2006, 2005 and 2004 are shown below:

	2006	2005	2004
Purchase of inventories, supplies, plant and equipment of stockholders’ affiliates	4,557	75,307	57,171

Technical and administrative assistance expenses	26,378	27,131	10,475

Net (expense) income related to the settlement of international telephone traffic with affiliates	(6,685)	1,754	(393)

Transactions for technical and administrative assistance are in respect of consulting services, support to implement new technologies, strategic planning and analysis, training and personnel services, among others. Also includes salaries, pension, retirement benefits and other benefits for certain executives.

As of December 31, 2006 and 2005, the Company has interest-free short-term accounts payable to Verizon of Bs. 54,433 and Bs. 45,180, respectively. There are no guaranties given to or received from related parties.

For the years ended December 31, 2006, 2005 and 2004, the aggregate amount of compensation paid by the Company to all principal directors, alternate directors and executive officers was Bs. 9,164, Bs. 9,928 and Bs. 6,823, respectively, and the aggregate amount accrued by the Company at December 31, 2006 and 2005 to provide pension, retirement or similar benefits for executive officers, pursuant to existing plans, was Bs. 6,576 and Bs. 2,863.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

20.	Commitments and Contingencies

The Company has the following commitments and contingencies:

a) Capital expenditures

The Company’s payment commitments as of December 31, 2006 in respect of capital expenditures amount to approximately US$86 million.

b) Operating leases

The Company leases equipment and real property under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

The Company’s operating leases expense was Bs. 51,284, Bs. 39,310 and Bs. 29,912 for the years ended December 31, 2006, 2005 and 2004, respectively.

c) Litigation and provision for litigation

The Company is involved in a number of legal and administrative proceedings; the main cases are presented below:

In May 2000 and December 1999, SENIAT notified CANTV and Movilnet of additional tax assessments amounting to Bs. 271,179 and Bs. 26,954, respectively, mainly related to the rejection of investment tax credits used for fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to these credits claiming that telecommunications activities do not qualify as industrial activities. These assessments were appealed before the Tribunal Superior Sexto de lo Contencioso Tributario (Sixth Court of Contentious Matters) and, in the opinion of management and its legal counsel, there is a high probability of a ruling in favor of CANTV and Movilnet. It is important to point out that in 1999 this Court ruled in favor of another telecommunications company. However, that decision was appealed by SENIAT and a final ruling is pending. Based on this opinion, the Company has not recorded any accruals related to this assessment.

In June 2002 Caveguías was subject to an additional tax assessment by SENIAT of approximately Bs. 44,312. This assessment was in respect of income tax returns for the years ended December 31, 1996, 1997, 1998 and 1999, in which SENIAT objected to the deferral of revenue in respect of the sale of advertising space. The Company appealed these assessments before the Tribunal Superior Octavo de lo Contencioso Tributario (Eighth Court of Contentious Matters). In the opinion of management and its legal counsel, there is a high probability of a favorable decision, and, accordingly, no accrual or provision has been recorded.

In June 2003 a commercial party introduced an arbitration request before the Centro de Arbitraje de la Cámara de Comercio de Caracas (Caracas Arbitration Center of the Commercial Chamber), claiming damages of Bs. 20,399 due to default by Movilnet in compliance with an agreement. On October 8, 2003, Movilnet responded to these claims and

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

on January 16, 2004, the Arbitration Court convened to hear the case. In September 2004 this Arbitration Center found in favor of the commercial party, and required a payment of Bs. 8,000 by Movilnet, which was paid in January 2005. During October 2005 this commercial party issued a new lawsuit before a Commercial Court for the alleged loss of future income due to default in compliance with the same commercial agreement for Bs. 257,000. On August 9, 2006, the Sala Político Administrativa (Political Administrative Chamber) confirmed the decision of March 10, 2006 of the Juzgado Quinto de Primera Instancia en lo Civil, Mercantil y del Tránsito del Área Metropolitana (Fifth Court of First Instance of Civil, Commercial and the Transit Matters of the Metropolitan Area) and ruled against the demanding party. In the opinion of the Company’s management and its legal counsel, their expectations were reached in relation to this case in obtaining a favorable decision.

During February 2004, CANTV Telecommunication Centers were subject to additional tax assessments by the tax authorities in two states of the central region of Venezuela. As a result of this assessment, 37 centers received sanctions including fines and were closed for 48 and 72 hours as a result of their non-compliance with certain value added tax matters. Some of the sanctions were effective at that moment while others are currently being appealed. There is a risk for CANTV that Telecommunication Centers could request CANTV to assume some responsibility as business allies for the periods 2001 to 2003. CANTV has set aside a provision for this contingent liability. Based on the opinion of legal counsel handling these proceedings, Company management believes that the provision is reasonable to cover this risk.

In December 2004, CONATEL notified CANTV of inspection reports resulting from their review of tax payments called for by the Telecommunications Law, made by CANTV in 2000 and Movilnet and CANTV.Net for 2000 to 2003. The main concepts objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. In addition, CONATEL objected to Movilnet’s exclusion of net interconnection revenue from the tax base for the Special Telecommunications Tax of Wireless Services. In January 2006, the Company received the final resolution from CONATEL in respect of the Administrative Summary indicating total additional taxes, penalties and interest of Bs. 8,125 for CANTV, Bs. 92,865 for Movilnet and Bs. 667 for CANTV.Net. Based on the opinion of external legal counsel, the Company considers these tax assessments groundless and did not set aside a provision in respect of these inspection reports. In February 2006, the Company presented an administrative appeal to the tax assessments and is awaiting a formal response from the tax authorities.

In September 2006, SENIAT notified CANTV of additional tax assessments amounting to Bs. 21,551 related to revision of the value added tax paid by CANTV for the periods between January 2002 and December 2003. In October 2006, SENIAT notified CANTV.Net of additional tax assessments amounting to Bs. 3,804 related to revision of the value added tax paid by CANTV for the periods between January 2003 and July 2005. The objection presented by SENIAT the tax assessments were based on the lack of verification of tax credits. Based on the opinion of external legal counsel, the Company considers that these tax assessments are groundless and has not set aside a provision in respect of these

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

inspection reports. In November 2006 and December 2006, the Company presented an administrative appeal to the tax assessments of CANTV and CANTV.Net, respectively, and is awaiting a formal response from the tax authorities.

In December 2006, CONATEL notified CANTV of inspection reports for net taxes of Bs. 6,920 resulting from their review of tax payments called for by the Telecommunications Law, made by CANTV for the periods from January 2001 to December 2003. The main issues objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. Based on the opinion of external legal counsel, the Company considers these tax assessments groundless and has not set aside a provision in respect of these inspection reports.

In addition, an important number of other labor-related lawsuits and claims have been made against CANTV for approximately Bs. 479,899 (including inflation adjustment of the lawsuits), most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not predictable. CANTV has settled a number of these cases through mediation and negotiation with the parties involved, and is currently in the process of resolving claims and lawsuits filed by former employees.

Based on the opinion of legal counsel handling these proceedings, management believes that most of these cases and others will be resolved in the Company’s favor and that the total provision set aside of Bs. 170,254 is reasonable as of December 31, 2006 to cover the contingencies considered probable. However, the timing for the utilization of this provision is not determined.

Reconciliation of changes generated during the years ended December 31, 2006 and 2005 of the provision for litigation is as follows:

	2006	2005
Balance at beginning of year	134,513	77,717
Expense of the year	43,584	68,878
Write-offs and/or payments	(7,843)	(12,082)

Balance at end of year	170,254	134,513

d) Concessions mandates

Plant modernization is not currently required under the concessions.

The Regulations for Basic Telephony Services require basic telephony service operators to install and maintain public telephone equipment equivalent to 3% of their subscriber base. As of December 31, 2006, the Company has complied with the obligations established in these regulations.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The guidelines for the market opening in Venezuela (Note 4—Concessions and regulation) included certain quality service standards that incorporate minimum and maximum targets. These targets were CONATEL’s basis to issue the Administrative Ruling on Quality Service applicable to all basic telecommunication services operators. This Administrative Ruling was published in the Official Gazette of Venezuela No. 37,968 on June 28, 2004, and established a period of 120 days for the operators to adapt their systems and measuring mechanisms, after which time operators have an adaptation period of up to three quarters to reach minimum and maximum targets established in this Administrative Ruling. As of December 31, 2006, the Company has complied with most of the targets established in this Administrative Ruling and has action plans to reach the remaining targets.

e) Other regulations

Since 2004, in Venezuela, there has been a process of issuing new laws and their rules (Law of Prevention, Conditions and Work Environment; Housing Law; Employment Law; Science, Technology and Innovation Law; Law Against illicit Traffic of Drugs; Reform of the Labor Law Rules; among others), creating a potential impact in the Company’s financial statements. The Company’s management and its internal and external legal counsels are evaluating and analyzing, such laws in order to ensure its appropriate application.

21.	Segment Reporting

The identifiable segments are strategic business units offering different products and services in the telecommunications industry and related services. These segments are managed separately since each business requires different technology and marketing strategies. The Company manages its operations mainly in two business segments: wireline and wireless services. The wireline services segment provides local, domestic and international long distance services, data transmission and other wireline-related services, which are provided by the same group of assets to substantially the same group of customers. The wireless services segment provides nationwide cellular mobile services. Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets are located in Venezuela; the Company’s management considers that Venezuela is its only geographic segment.

In January 2005 CANTV and its subsidiary Movilnet signed an agreement in which CANTV grants Movilnet a license to use its commercial trademark in exchange of 3% of Movilnet gross revenues. The term of the agreement is for five years, automatically renewable.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Segment results for the years ended December 31, 2006, 2005 and 2004, and assets and liabilities as of December 31, 2006 and 2005, are shown below:

	2006	2005	2004
Wireline services
Operating revenues
Local services	922,923	915,147	895,132
Domestic long distance	285,872	296,009	281,348

Local and domestic long distance	1,208,795	1,211,156	1,176,480

International long distance	132,885	113,481	106,277
Net settlements	(10,924)	2,055	(2,015)

Total international long distance	121,961	115,536	104,262
Fixed to mobile outgoing calls	924,457	753,888	615,265
Interconnection incoming	127,978	124,633	99,911
Data transmission	1,618,356	907,596	702,917
Other wireline-related services	409,827	328,021	217,701

Total operating revenue	4,411,374	3,440,830	2,916,536

Intersegment operating revenue	(912,141)	(524,676)	(388,998)

Segment operating income (loss) (•)	589,186	(285,439)	(17,914)

Depreciation and amortization	571,284	529,244	667,512

Acquisition of information systems and property, plant and equipment	444,926	397,896	261,079

Assets at the end of the year	8,381,411	6,479,114	6,030,172

Pension and other post-retirement benefit obligations at the end of the year	1,593,838	1,578,698	751,936

Liabilities at the end of the year	4,971,044	2,778,172	2,030,424

Wireless services
Operating revenues
Access	173,853	119,758	89,103
Airtime	1,378,241	781,822	508,342
Interconnection	750,936	535,015	390,411
Special services	683,425	383,480	228,157
Equipment sales	573,711	431,169	197,676
Other	148,242	79,751	49,205

Total operating income	3,708,408	2,330,995	1,462,894

Intersegment operating revenue	(465,770)	(349,338)	(285,382)

Segment operating income	290,261	148,970	219,837

Depreciation and amortization	286,788	291,133	177,059

Acquisition of information systems and property, plant and equipment	796,786	646,616	279,147

Assets at the end of the year	4,400,116	2,456,369	1,868,035

Liabilities at the end of the year	3,595,862	1,972,366	729,460

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The reconciliation of segment operating revenues, operating income (loss), assets and liabilities to the consolidated financial statements as of December 31, 2006, 2005 and 2004 are shown below:

Reconciliation of operating revenues:

	2006	2005	2004
Reported segments	8,119,782	5,771,825	4,379,430
Other telecommunications-related services	57,354	252,972	192,146
Elimination of intersegment operating revenues	(1,379,469)	(936,405)	(735,917)

Total operating revenues	6,797,667	5,088,392	3,835,659

Reconciliation of operating income (loss):

	2006	2005	2004
Reported segments (•)	879,447	(136,469)	201,923
Other telecommunications-related services	19,938	50,310	9,233

Total operating income (loss)	899,385	(86,159)	211,156

Reconciliation of assets:

	2006	2005	2004
Reported segments	12,781,527	8,935,483	7,898,207
Elimination of assets	(4,065,721)	(1,967,129)	(1,756,204)
Other telecommunications-related services	206,401	321,757	254,582

Total assets at the end of the year	8,922,207	7,290,111	6,396,585

Reconciliation of liabilities:

	2006	2005	2004
Reported segments	8,566,906	4,750,538	2,759,884
Elimination of liabilities	(2,999,015)	(1,258,924)	(400,588)
Other telecommunications-related services	64,662	129,428	76,819

Total liabilities at the end of the year	5,632,553	3,621,042	2,436,115

(•)    Segments reported include Bs. 23,043, Bs. 694,916 and Bs. 44,426 at December 31, 2006, 2005 and 2004, respectively, related to the expense from the additional pension obligation due to the Supreme Court ruling (Note 16 (b) - Retirement benefits - Pension litigation and Court Ruling).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

22.	Exchange Controls

By means of an agreement between the Venezuelan Government and the Central Bank of Venezuela, published in the Official Gazette of Venezuela No. 37,614 of January 21, 2003, the trading of foreign currencies in the country was suspended for five business days. This agreement was then extended for five additional business days as reported in the Official Gazette of Venezuela No. 37,618 of January 27, 2003.

On February 5, 2003, Exchange Agreements No. 1 and 2 were published in the Official Gazette of Venezuela No. 37,625 and, on February 7, 2003, Exchange Agreement No. 3 was published in the Official Gazette of Venezuela No. 37,627 (collectively, the Exchange Agreements). The Exchange Agreements set out the rules for the Foreign Currency Administration Regime and established the exchange rate applicable for transactions set forth in the Exchange Agreements. The Exchange Agreements, among other things, establish the following conditions:

a)	The Central Bank of Venezuela will centralize the purchase and sale of currencies in the country under the terms agreed upon;

b)	The Comisión de Administración de Divisas (CADIVI) (the Commission for the Administration of Foreign Currency) will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the Exchange Agreements;

c)	The applicable exchange rates subsequent to the Exchange Agreements’ effective dates were Bs. 1,596/US$1 for purchase and Bs. 1,600/US$1 for sale; and,

d)	The purchase and sale in local currency of Venezuelan Government securities issued in foreign currency would be discontinued until the Central Bank of Venezuela and the Venezuelan Government establish regulations for these transactions.

Additionally, the Venezuelan Government issued Decree No. 2,302 on February 5, 2003, subsequently amended by Decree No. 2,330 of March 6, 2003, that established the functions of CADIVI as well as the Rules for Administration and Control of Foreign Currencies. As provided by this Decree, the President of the Republic, in the Council of Ministers, approved the general guidelines for the distribution of foreign currencies in the currency exchange market, based on CADIVI’s opinion and the foreign currencies budget prepared under the application of the Exchange Agreements. This Decree also establishes that the acquisition of foreign currencies is subject to prior registration of the interested party at the registry, authorization to participate in the exchange regime with the supporting documentation and other requirements to be established by CADIVI.

On April 22, 2003 and June 18, 2003, Rulings No. 25 and No. 34 were published in Official Gazettes of Venezuela No. 37,674 and No. 37,714, respectively, by means of which CADIVI manages the administration and formalities for foreign currency acquisition to pay private foreign debt acquired before January 22, 2003. External debt registered by CANTV and Movilnet with CADIVI on that date was US$212 million and US$52 million, respectively.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

On February 9, 2004, the Ministry of Finance, together with the Central Bank of Venezuela, modified the exchange rate set out under Exchange Agreement No. 2 dated February 5, 2003 and established new exchange rates effective as of that date of Bs. 1,915.20/US$1 for purchase and Bs. 1,920/US$1 for sale.

On May 31, 2004, CADIVI published a resolution concerning requests for currency for the import of goods and services for the telecommunications industry, effective on that date. Accordingly, the Company must apply for foreign currency each semester with an estimate of its requirements for the period. The approvals from CADIVI will be granted on a monthly basis.

On March 2, 2005, the Venezuelan Government and the Central Bank of Venezuela, established new exchange rates effective as of that date of Bs. 2,144.60/US$1 for purchase and Bs. 2,150/US$1 for sale.

The Government has issued Decrees and Rulings establishing requirements, controls and steps for authorization for foreign currency purchases, as well as the general guidelines for the distribution and administration of this foreign currency destined for the currency exchange market.

As of December 31, 2006, the Company had applied to CADIVI for a total of US$3,067.5 million, since the implementation of the current exchange controls regime. As of December 31, 2006, CADIVI has approved US$2,707.1 million, of which US$1,899.1 million have been received.

The Company continues to process the necessary formalities to comply with the requirements of CADIVI in order to apply for additional foreign currency.

In 2004 the Venezuelan Government approved the Illicit Foreign Exchange Conversion Law making illegal any demand, offer, purchase or sale of U.S. dollars in violation of the requirements of CADIVI and the conversion of any amount in excess of US$10,000 annually in the illegal foreign exchange market. The import and export of foreign currency in amounts greater than US$10,000 must be declared to CADIVI. Goods and services’ exporters are obligated to sell their foreign currency earned from commercial transaction to the Central Bank of Venezuela. Operations using ADS as well as Venezuelan Government dollar-denominated bond issues subscribed to in local currency are exempt. Violators will be subject to fines equal to two or three times the total amount of the transaction, seizure of the subject foreign currency and incarceration ranging from two to seven years.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

23.	Proposed Sale of Verizon’s Equity Stake in CANTV to Telmex and América Móvil

On April 3, 2006, Teléfonos de Mexico, S.A. de C.V. (Telmex) and América Móvil, S.A. de C.V. (América Móvil) announced that through an equally-owned joint venture they have entered into an agreement with Verizon to acquire Verizon’s equity interest in CANTV, through its affiliates, for an aggregate purchase price of US$676.6 million in cash, subject to regulatory approvals. The purchase price represents US$3.01 per ordinary CANTV share held by Verizon, through its affiliates (or US$21.10 per CANTV ADS held by Verizon, through its affiliates). Under the terms of the agreement, the joint venture would acquire Verizon’s equity stake in CANTV indirectly through the purchase of a Verizon subsidiary holding company that holds all of the CANTV ordinary shares and ADS owned by Verizon. Verizon’s equity stake in CANTV represents approximately 28.51% of the outstanding capital stock of CANTV. According to the announcements issued by the parties, the joint venture that has agreed to purchase Verizon’s stake has also agreed, subject to regulatory approvals, that following the closing of the purchase of Verizon’s equity interest in CANTV, the joint venture will make a tender offer for any and all of the remaining shares of CANTV. According to the announcements, the tender offer that would be made in the United States would be made at the same U.S. dollar price per share as paid to Verizon and the tender offer that would be made in Venezuela would be made at a bolivar price equivalent to such U.S. dollar price, based on the official exchange rate.

On June 30, 2006, October 2, 2006 and December 29, 2006, Verizon and the joint venture between Telmex and América Móvil announced extensions of the Stock Purchase Agreement to October 2, 2006.

On February 8, 2007, Verizon and the joint venture between Telmex and América Móvil agreed to terminate the Stock Purchase Agreement dated April 3, 2006 to acquire Verizon’s equity interest in CANTV, since it is not expected to obtain the required regulatory approvals to complete the transaction, due to the nationalization plan for CANTV announced by the President of the Bolivarian Republic of Venezuela on January 8, 2007 (Note 24 (a) - Subsequent events - Nationalization plan).

24.	Subsequent Events

a) Nationalization plan

On January 8, 2007, the President of the Bolivarian Republic of Venezuela announced the nationalization of CANTV, since CANTV is considered as a national strategic company. On February 12, 2007, the Government entered into a memorandum of understanding with Verizon to acquire Verizon’s equity interest in CANTV, through its affiliates, for an aggregate purchase price of US$572.2 million in cash. The purchase price represents US$2.55 per ordinary CANTV share held by Verizon, through its affiliates (or US$17.85 per CANTV ADS held by Verizon, through its affiliates). A due diligence review and the approvals of Venezuelan regulatory agencies are among the steps necessary to complete this purchase.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The terms of the memorandum of understanding also include a commitment by the Government to launch, within 45 days following the date of the agreement, concurrent tender offers in the Bolivarian Republic of Venezuela and the United States of America, to acquire any and all shares (and ADS) of capital stock of CANTV at a price per share of the bolivar equivalent of not less than US$2.55 (calculated at the official exchange rate at closing date) and a price per ADS of not less than US$17.85. The acquisition price would be adjusted downward to give effect to any dividend required to be declared and declared and paid by CANTV with a record date after February 12, 2007 and prior to the closing date, as defined in the agreement.

As of the date of this report, the Company does not have complete official information regarding the final form, terms and dates on which these announcements will be executed. As indicated in Note 3 (b) - Summary of significant accounting principles and policies - Use of estimates in the preparation of financial statements, the consolidated financial statements have been prepared by the Company’s management based on estimates and assumptions determined based on the current strategic business plan (2007-2011) approved in 2006. Consequently, it is not possible to anticipate potential effects, if any, that this situation might have on the value of the assets and liabilities presented in the consolidated financial statements as of December 31, 2006.

b) Dividend proposal

On February 15, 2007, CANTV’s Board of Directors approved a dividend of Bs. 922.07 per share that will be presented for the approval of the Stockholders’ Assembly to be held on March 30, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: March 19, 2007